     As filed with the Securities and Exchange Commission on April 1, 2003


                                                     Registration No. 333-103983
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                               TOYS "R" US, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           Delaware                                     22-3260693
(State or Other Jurisdiction of          (I.R.S. Employer Identification Number)
Incorporation or Organization)

                                 461 From Road
                           Paramus, New Jersey 07652
                                 (201) 262-7800
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                                ----------------
                                Louis Lipschitz
              Executive Vice President -- Chief Financial Officer
                               Toys "R" Us, Inc.
                                 461 From Road
                           Paramus, New Jersey 07652
                                 (201) 262-7800
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                                ----------------

                                   Copies to:

    Glenn M. Reiter, Esq.                             Robert Evans III, Esq.
  Simpson Thacher & Bartlett                            Shearman & Sterling
     425 Lexington Avenue                              599 Lexington Avenue
New York, New York 10017-3954                      New York, New York 10022-6069

                                ----------------

   Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
===============================================================================

                               INTRODUCTORY NOTE


This Registration Statement contains:

o A base prospectus relating to the offer and sale of up to $800,000,000 aggregate offering price of debt securities of Toys "R" Us, Inc. from time to time pursuant to Rule 415; and

o A prospectus supplement supplementing the base prospectus under which Toys "R" Us, Inc. will offer and sell certain of the debt securities being registered under this Registration Statement. The sale of these debt securities is anticipated to occur promptly after the Registration Statement is declared effective by the Securities and Exchange Commission.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   Subject to Completion, dated April 1, 2003

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED        , 2003


                                  $300,000,000

                                [Toys R Us Logo]

                               Toys "R" Us, Inc.

                                % Notes Due 2013
                                ----------------

   We will pay interest on the notes on   and    of each year. The first
interest payment will be made on  , 2003. The notes will mature on   , 2013.

   We may redeem the notes in whole or in part, at our option, at any time at the redemption prices described on page S-13.

                                ----------------

   Investment in the notes involves risks. See "Risk Factors" beginning on page 5 of the accompanying prospectus.

                                ----------------

                                                      Underwriting
                                          Price to    Discounts and     Proceeds to
                                         Public(1)     Commissions    Toys "R" Us(1)
                                         ---------     -----------    --------------
   Per Note..........................        %              %                %
   Total.............................    $            $               $

   (1)   Plus accrued interest, if any, from  , 2003.

   Delivery of the notes in book-entry form will be made on or about  , 2003.

   The notes will not be listed on any exchange. Currently, there is no public market for the notes.

   Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                ----------------

     Barclays Capital           Credit Suisse First Boston                 JPMorgan

BNY Capital Markets, Inc.     Banc One Capital Markets, Inc.      The Royal Bank of Scotland
   Salomon Smith Barney                  SG Cowen                    Wachovia Securities

                                ----------------

               The date of this prospectus supplement is , 2003.

                               TABLE OF CONTENTS


                             Prospectus Supplement

                                                                            Page
                                                                            ----
          About This Prospectus Supplement  .. .. .. ... .. .. .. ... .. ..  S-1
          Summary .. .. .. ... .. .. .. ... .. .. .. ... .. .. .. ... .. ..  S-2
          Use of Proceeds. ... .. .. .. ... .. .. .. ... .. .. .. ... .. ..  S-4
          Capitalization . ... .. .. .. ... .. .. .. ... .. .. .. ... .. ..  S-4
          Selected Consolidated Financial Data .. .. ... .. .. .. ... .. ..  S-5
          Recent Developments. .. .. .. ... .. .. .. ... .. .. .. ... .. ..  S-7
          Description of the Notes . .. ... .. .. .. ... .. .. .. ... .. .  S-13
          Underwriting. .. ... .. .. .. ... .. .. .. ... .. .. .. ... .. .  S-15
          Notice to Canadian Residents. ... .. .. .. ... .. .. .. ... .. .  S-16
          Legal Matters .. ... .. .. .. ... .. .. .. ... .. .. .. ... .. .  S-17

                                   Prospectus

                                                                            Page
                                                                            ----
         About This Prospectus .. .. .. ... .. .. .. ... .. .. .. ... .. .. .  2
         Where You Can Find More Information.. .. .. ... .. .. .. ... .. .. .  3
         Incorporation of Certain Documents
          by Reference. .. ... .. .. .. ... .. .. .. ... .. .. .. ... .. .. .  3
         Toys "R" Us, Inc. ... .. .. .. ... .. .. .. ... .. .. .. ... .. .. .  4
         Risk Factors.. .. ... .. .. .. ... .. .. .. ... .. .. .. ... .. .. .  5
         Forward-Looking Statements     ... .. .. .. ... .. .. .. ... .. .. .  8
         Use of Proceeds..  .. .. .. .. ... .. .. .. ... .. .. .. ... .. .. .  8
         Ratio of Earnings to Fixed Charges     . .. ... .. .. .. ... .. .. .  9
         Description of Debt Securities     .. .. .. ... .. .. .. ... .. .. . 10
         United States Federal Income Tax
          Consequences. ..  .. .. .. .. ... .. .. .. ... .. .. .. ... .. .. . 23
         Plan of Distribution. .. .. .. ... .. .. .. ... .. .. .. ... .. .. . 31
         Legal Matters. .. ... .. .. .. ... .. .. .. ... .. .. .. ... .. .. . 34
         Experts. .. .. .. ... .. .. .. ... .. .. .. ... .. .. .. ... .. .. . 34

                      [This Page Intentionally Left Blank]

                        ABOUT THIS PROSPECTUS SUPPLEMENT


   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement contains the terms of this offering of notes. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add, update or change information in the accompanying prospectus. If this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. We are not, and the underwriters are not, making an offer of these notes in any state or jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus or in any document incorporated by reference is accurate only as of the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

   As used in this prospectus supplement, "Toys `R' Us," "company," "we," "us" and "our" generally refer to Toys "R" Us, Inc., together with its consolidated subsidiaries, unless the context otherwise indicates. However, in the "Description of Notes" section in this prospectus supplement, whenever we refer to "Toys `R' Us," "company," "us," "we" or "our," we are referring to Toys "R" Us, Inc. and not any of its subsidiaries. When we refer to "you" or "yours," we mean the holders of the notes offered hereby.

   Our fiscal year ends on the Saturday nearest to January 31 of each calendar year. Unless the context otherwise indicates, references to 2002, 2001 and 2000 are to our fiscal years, which are the 52 weeks ended February 1, 2003 and February 2, 2002 and the 53 weeks ended February 3, 2001, respectively.

   Toys "R" Us, Kids "R" Us, Babies "R" Us, Imaginarium and certain other brand names used in this prospectus supplement are our registered trademarks.

   We are not incorporating by reference in this prospectus supplement any material from our web sites. The references to our web sites are inactive textual references to the uniform resource locators (URLs) and are for your reference only.

                                    SUMMARY


Toys "R" Us, Inc.

   We are one of the world's leading retailers of toys, children's apparel and baby products, based upon our consolidated net sales in 2002. As of February 1, 2003, we operated 1,595 retail stores worldwide. These stores consist of 1,051 U.S. locations comprised of 681 toy stores under the name "Toys "R" Us," 183 infant-toddler stores under the name "Babies "R" Us," 146 children's clothing stores under the name "Kids "R" Us," 37 educational specialty stores under the name "Imaginarium" and 4 "Geoffrey" stores which include products from Toys
"R" Us, Babies "R" Us and Kids "R" Us. Internationally, as of February 1,
2003, we operated 544 stores, including licensed and franchised stores. We also sell merchandise through Internet sites at www.toysrus.com, www.babiesrus.com, www.imaginarium.com and www.giftsrus.com.

   We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 461 From Road, Paramus, New Jersey 07652, and our telephone number is (201) 262-7800.

Recent Developments

   On March 5, 2003, we announced our results for the full year and fourth quarter of 2002, which ended on February 1, 2003. These results are preliminary and subject to audit. Total net sales were $11.3 billion and $4.9 billion for 2002 and the fourth quarter of 2002, respectively, up from $11.0 billion and $4.8 billion for the corresponding periods of 2001. Net earnings were $229 million, or $1.09 per share, for 2002, compared with $67 million, or $0.33 per share, for 2001. For the fourth quarter of 2002, net earnings were $278 million, or $1.30 per share, compared with net earnings of $158 million, or $0.78 per share, for the corresponding quarter of 2001. The 2001 results included restructuring and other charges of $213 million ($126 million, net of tax) that were recorded in the fourth quarter of that year. Excluding the impact of these restructuring and other charges, net earnings were $193 million, or $0.94 per share, for 2001 and $284 million, or $1.39 per share, for the fourth quarter of 2001. See "Recent Developments".

                                  The Offering

Issuer.......................    Toys "R" Us, Inc.

Securities Offered...........    $300,000,000 aggregate principal amount of  % Notes Due 2013.

Interest Rate................     % per annum.

Maturity Date................        , 2013.

Interest Payment Dates.......       and    of each year, commencing on  , 2003.

Optional Redemption..........    We may redeem the notes, in whole at any time or in part from time to time, at our option on not less than 30 nor more than 60 days' notice, at the redemption prices described under "Description of the Notes--Optional
                                 Redemption".

Ranking......................    The notes will be our senior unsecured debt securities. See "Description of
                                 Debt Securities--Status of Debt Securities" in the accompanying prospectus.

Covenants....................    The indenture governing the notes contains covenants limiting our ability and the ability of our domestic subsidiaries to:
                                  o create liens; and
                                  o engage in sale and leaseback transactions.

                                 These covenants are subject to important exceptions and qualifications described under "Description of Debt Securities--Covenants" in the accompanying prospectus.

Use of Proceeds..............    We estimate that we will receive net proceeds from this offering of approximately $  , which we intend to use for the repayment of indebtedness maturing in calendar year 2004, and pending such repayment, for working capital needs and other general corporate purposes. See "Use of
                                 Proceeds".

Further Issues...............    We may, without your consent, create and issue additional notes ranking equally and ratably with the notes in all respects, so that such additional notes will be consolidated and form a single series with the notes and will have the same terms as the notes.

Form of Notes................    The notes will be issued in book-entry form only, subject to limited exceptions, and will be represented by one or more global securities deposited with or on behalf of The Depository Trust Company.

Listing......................    The notes will not be listed on any exchange.

Federal Income Tax               You should refer to the section entitled "United States Federal Income Tax
Consequences.................    Consequences" in the accompanying prospectus for a discussion of federal income tax considerations.

Risk Factors.................    You should refer to the sections entitled "Risk Factors" and "Forward-
                                 Looking Statements" in the accompanying prospectus for an explanation of risks of investing in the notes.

                                USE OF PROCEEDS


   We estimate that the net proceeds from this offering, after deducting
estimated fees and expenses, will be approximately $   . We intend to use the
net proceeds from this offering to repay a portion of our indebtedness maturing in calendar year 2004. This indebtedness consists of Euro 500 million ($466 million) bonds due February 13, 2004 with an annual rate of interest of 7.43% per annum and a 475 million Swiss franc ($342 million) note due
January 28, 2004, with a floating rate of interest equal to three-month LIBOR. The weighted average interest rate on the Swiss franc note was 1.65% in 2002. Pending use of these proceeds to repay this indebtedness, the proceeds may be used for working capital needs and other general corporate purposes, including, among other things, temporary investment in investment grade securities or repayment of short-term or revolving indebtedness.


                                 CAPITALIZATION

   The following table sets forth our cash and cash equivalents and consolidated capitalization as of February 1, 2003:

   o on an actual basis; and

   o on an as adjusted basis to give effect to the issuance of the notes offered hereby.


                                                             As of February 1,
                                                                  2003(1)
                                                            --------------------
                                                            Actual   As Adjusted
                                                            ------   -----------
                                                               (in millions)
Cash and cash equivalents ..............................    $1,023      $
                                                            ======      ======
Current debt
 Short-term borrowings (2) .............................    $   --      $   --
 Current portion of long-term debt .....................       379         379
                                                            ------      ------
    Total current debt .................................       379         379
Long-term debt, less current portion
 Bonds and notes (3) ...................................     2,127       2,127
   % Notes Due 2013.....................................        --
 Capital leases ........................................        12          12
                                                            ------      ------
   Total long-term debt.................................     2,139
     Total debt ........................................     2,518
Minority interest in Toysrus.com .......................        13          13
Total stockholders' equity .............................     4,030       4,030
                                                            ------      ------
 Total capitalization ..................................    $6,561      $
                                                            ======      ======

---------------

(1) Preliminary, subject to audit of financial statements for the fiscal year ended February 1, 2003.

(2) Our short-term borrowings outstanding fluctuate and reflect the seasonal nature of our business.

(3) In May 2002, we issued $402 million of equity security units, $14 million of which was allocated to the purchase contracts and was recorded in stockholders' equity and $388 million of which was allocated to the senior notes and recorded in long-term debt.

   You should read the above table in conjunction with our consolidated financial statements and accompanying notes, the selected financial data and management's discussion and analysis of financial condition and results of operations included or incorporated by reference in the accompanying prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   We derived the selected consolidated financial data shown below for the fiscal years ended February 2, 2002, February 3, 2001, January 29, 2000, January 30, 1999 and January 31, 1998 from our audited consolidated financial statements and for the thirty-nine week periods ended November 2, 2002 and November 3, 2001 from our unaudited consolidated financial statements. We believe that our unaudited financial statements include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly, in all material respects, our results of operations and financial condition as of and for the periods presented. You should read the following financial information in conjunction with our consolidated financial statements and accompanying notes, the selected financial data and management's discussion and analysis of financial condition and results of operations included or incorporated by reference in the accompanying prospectus.

                                                       Thirty-Nine Weeks
                                                             Ended                              Fiscal Year Ended
                                                      -------------------    ------------------------------------------------------
                                                      November   November    February   February     January    January     January
                                                      2, 2002     3, 2001    2, 2002     3, 2001    29, 2000    30, 1999   31, 1998
                                                      --------   --------    --------   --------    --------    --------   --------
                                                         (in millions, except per share, ratio and other operating results data)
                                                          (unaudited)
Consolidated Operating Data(1):
Net sales.........................................     $6,436     $6,260     $11,019     $11,332     $11,862    $11,170     $11,038
Cost of sales.....................................      4,362      4,224       7,604       7,815       8,321      8,191       7,710
                                                       ------     ------     -------     -------     -------    -------     -------
 Gross margin.....................................      2,074      2,036       3,415       3,517       3,541      2,979       3,328
Selling, general and administrative expenses......      1,829      1,864       2,721       2,801       2,743      2,443       2,231
Depreciation and amortization.....................        236        225         308         290         278        255         253
Restructuring and other charges...................         --         --         186          --          --        294          --
                                                       ------     ------     -------     -------     -------    -------     -------
Operating earnings/(loss).........................          9        (53)        200         426         520        (13)        844
Gain from initial public offering of Toys "R" Us--
 Japan............................................         --         --          --        (315)         --         --          --
Interest expense, net.............................         87         90         109         104          80         93          72
                                                       ------     ------     -------     -------     -------    -------     -------
Earnings/(loss) before income taxes...............        (78)      (143)         91         637         440       (106)        772
Income taxes (benefit)............................        (29)       (52)         24         233         161         26         282
                                                       ------     ------     -------     -------     -------    -------     -------
Net earnings/(loss)...............................     $  (49)    $  (91)    $    67     $   404     $   279    $  (132)    $   490
                                                       ======     ======     =======     =======     =======    =======     =======
Earnings/(loss) per share(2)......................     $(0.24)    $(0.46)    $  0.33     $  1.88     $  1.14    $ (0.50)    $  1.70
                                                       ======     ======     =======     =======     =======    =======     =======
Weighted average shares outstanding(2)............      206.0      197.9       206.0       215.0       245.4      265.4       288.4

Consolidated Balance Sheet Data
 (at period end)(1):
Property and equipment, net.......................     $4,699     $4,484     $ 4,544     $ 4,257     $ 4,455    $ 4,226     $ 4,212
Merchandise inventories...........................      3,541      3,547       2,041       2,307       2,027      1,902       2,464
Total assets......................................      9,904      9,588       8,076       8,003       8,353      7,899       7,963
Accounts payable..................................      1,755      2,023         878       1,152       1,617      1,415       1,280
Total debt........................................      2,901      2,918       1,855       1,724       1,529      1,401       1,006
Stockholders' equity..............................      3,696      3,281       3,414       3,418       3,680      3,624       4,428

Other Financial Data(1):
Ratio of earnings to fixed charges(3).............         --(4)      --(4)     1.14        3.00        2.66         --(4)     4.19

Other Operating Results(1):
Number of Stores by Division
 Toys "R" Us--United States.......................        686        703         701         710         710        704         700
 Toys "R" Us--International(5)....................        525        504         507         491         462        452         441
 Babies "R" Us....................................        178        159         165         145         131        113          98
 Kids "R" Us......................................        148        185         184         198         205        212         215
 Imaginarium......................................         43         48          42          37          40         --          --
 Geoffrey.........................................          3         --          --          --          --         --          --
Percentage increase/(decrease) in comparable store
 net sales for Toys "R" Us--United States(6)......         (1)%       (4)%        (1)%         1%          3%        (4)%         6%

---------------


                                                       (footnotes on next page)

(1) Results for the thirty-nine weeks ended November 2, 2002 and November 3, 2001 and the fiscal years ended February 2, 2002 and February 3, 2001 reflect the deconsolidation of Toys "R" Us--Japan, which has been accounted for using the "equity method" sinceits initial public offering on April 24, 2000. For example, sales from Toys "R" Us--Japan accounted for $277 million and $1,208 million of our total net sales in fiscal year 2000 and 1999, respectively.

(2) Earnings per share is calculated based on the diluted weighted average shares outstanding, and (loss) per share is calculated based on the basic weighted average shares outstanding. Weighted average shares outstanding presents diluted shares, except in periods where there was a loss, in which case basic shares are presented.

(3) For purposes of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (a) earnings from continuing operations before minority interest and income taxes, (b) interest expense, including the portion of rents representative of an interest factor, (c) amortization of debt issue costs, and (d) the amount of our undistributed (income) losses of less than 50%-owned companies. Fixed charges consist of interest expense, amortization of debt issue costs, and the portion of rents representative of an interest factor.

(4) Earnings were insufficient to cover fixed charges for the thirty-nine weeks ended November 2, 2002 by $97 million, for the thirty-nine weeks ended November 3, 2001 by $171 million and for fiscal year ended January 30, 1999 by $103 million; therefore, the ratio is less than one-to-one and is not shown.

(5) Number of stores of Toys "R" Us--International includes operated, licensed and franchised stores.

(6) Comparable store net sales data is shown for U.S. toy stores only and is based on the change in net sales of all stores opened for more than one year. Increases for our fiscal year ended February 3, 2001 have been adjusted to exclude the effect of the 53rd week in 2000.

                               RECENT DEVELOPMENTS


   On March 5, 2003, we announced our results for the full year and fourth quarter of 2002, which ended on February 1, 2003. These results are preliminary and subject to audit.

   Total net sales were $11.3 billion and $4.9 billion for 2002 and the fourth quarter of 2002, respectively, up from $11.0 billion and $4.8 billion for the corresponding periods of 2001. Excluding the impact of currency translation, total net sales increased 1% for 2002 and were constant in the fourth quarter of the fiscal year compared with the corresponding periods in 2001.

   Net earnings were $229 million, or $1.09 per share, for 2002, compared with $67 million, or $0.33 per share, for 2001. For the fourth quarter of 2002, net earnings were $278 million, or $1.30 per share, compared with net earnings of $158 million, or $0.78 per share, for the corresponding quarter of 2001. The 2001 results included restructuring and other charges of $213 million
($126 million, net of tax), of which $27 million was included in cost of goods sold, that were recorded in the fourth quarter of that year. Excluding the impact of these restructuring and other charges, net earnings were $193 million, or $0.94 per share, for 2001 and $284 million, or $1.39 per share, for the fourth quarter of 2001. Currency translation had a 4% and 3% positive effect on net earnings for the full year and the fourth quarter of 2002, respectively. (All per share figures in this paragraph refer to diluted per share amounts.)

   Our Babies "R" Us, International and Toysrus.com divisions produced record results for both the full year and the fourth quarter of 2002. Toysrus.com achieved profitability for the first time during the fourth quarter. However, our overall fourth quarter financial performance was negatively affected by the weak performance of our U.S. toy stores during the holiday sales period.

   We had more than $1 billion in cash at year-end 2002. Our net cash from operating activities was $574 million in 2002 as compared with $504 million in 2001. Our net capital expenditures were $398 million in 2002, compared to $705 million in 2001. Our cash flow from operating activities minus capital expenditures thus was $176 million in 2002 as compared to a deficit of $201 million in 2001.

   Inventory at year-end 2002 was $2.2 billion, up $149 million as compared with 2001, primarily due to the weaker holiday sales in our U.S. toy stores. However, we believe that the quality of the U.S. toy store inventory improved in 2002. We do not anticipate that any unusual markdowns will be required to reduce inventory levels.

Initiatives to Reduce Costs and Improve Efficiency

   In January 2002, we announced that we would implement a shared services model for corporate support functions to improve efficiency and reduce costs in our company. During 2002, we implemented shared services in a variety of functional groups, which, together with other initiatives, helped us to reduce selling, general and administrative expenses by 70 basis points as a percentage of net sales. Our ongoing assessment of our corporate organization has enabled us to identify additional opportunities to streamline operations and reduce headcount in our national headquarters. Among other measures, we expect to eliminate approximately 200 positions, or approximately 10%, of our total headquarters staff during the first quarter of fiscal 2003. We will be recording severance expense relating to headcount reductions, principally in the first quarter of fiscal 2003.

   In January 2003, we announced a reallocation of personnel in our U.S. toy stores, with the elimination of approximately 700 store management and supervisory positions. We are now implementing initiatives to increase sales associate hours in our stores and to provide expanded sales training for all associates. As we work to improve store operations and enhance our service capability, we plan to take further steps to maximize sales associate hours and better align those hours with customer shopping patterns.

Business Segment Performance

   In the U.S. Toy Store division, comparable store sales decreased 1% both for the full year and for the fourth quarter of 2002. Operating earnings were $280 million in 2002 as compared with $308 million in 2001. Operating earnings for the fourth quarter of 2002 were $271 million as compared with $331 million in

2001. Operating earnings for both the fourth quarter and full year 2001 include the impact of $15 million of markdowns related to store closings announced as part of restructuring activities.

   Comparable toy store sales in the International division increased 6% in local currencies for 2002 and 5% during the fourth quarter of the fiscal year, with the United Kingdom and Spain posting particularly strong results. The International division achieved record high operating income of $160 million for 2002, an increase of 22% from $131 million in 2001. Operating income for the fourth quarter of 2002 was $157 million, up nearly 20% from $131 million in the corresponding quarter of 2001. Excluding the impact of currency fluctuations, operating income increased 10% for the year and for the fourth quarter of 2002.

   Babies "R" Us posted a 12% increase in total sales, a 3% increase in comparable store sales and a 26% increase in operating earnings to $174 million for the year in 2002. For the fourth quarter of 2002, comparable store sales increased 2% and operating earnings were $40 million, a 38% increase from operating earnings of $29 million in 2001. We opened 19 new Babies "R" Us stores during 2002. We plan to open approximately 20 new stores during 2003.

   At Toysrus.com, net sales totaled $340 million in 2002, an increase of 23% from $277 million in 2001. For the fourth quarter of 2002, net sales increased 11%, to $193 million from $174 million in the fourth quarter of 2001. Toysrus.com recorded its first operating profit of $3 million during the fourth quarter of 2002 as compared to an operating loss of $17 million for the corresponding quarter of 2001. The operating loss for 2002 was reduced to $37 million, representing an improvement of 51% over an operating loss of $76 million for 2001. Factors contributing to this improved operating performance included higher merchandise margins due to more effective bundled offerings and growth in Babiesrus.com and Imaginarium.com, expense controls, reduced inventory levels and increased integration between Babiesrus.com and the Babies "R" Us stores.

   Kids "R" Us reported a 10% comparable store sales decline for 2002. For the fourth quarter of the year, comparable store sales declined 9%. We closed 37 Kids "R" Us stores during 2002 as part of a restructuring initiative announced in January 2002.

   Our business is highly seasonal, with net sales and earnings generally highest in the fourth quarter of each fiscal year. In addition, our results may be affected by dates on which important holidays fall (e.g., Easter in March in 2002 and April in 2003) and shopping patterns relating to those holidays. See "Risk Factors - Our business is highly seasonal, and our financial performance depends upon the results of the fourth quarter of each fiscal year" in the accompanying prospectus.

   The following tables present selected financial data for the year and for the fourth quarter of 2002. The data have been derived from our preliminary financial statements as of and for the year ended February 1, 2003, which are subject to final audit.

Consolidated Statement of Earnings Data:


                                                                               Fiscal Quarter Ended           Fiscal Year Ended
                                                                             -------------------------    -------------------------
                                                                            February 1,    February 2,    February 1,   February 2,
                                                                                2003           2002          2003           2002
                                                                            -----------    -----------    -----------   -----------
                                                                                      (in millions, except per share data)
                                                                                                  (unaudited)
Net sales ...............................................................      $4,869         $4,759        $11,305       $11,019
Cost of sales ...........................................................       3,437          3,380          7,799         7,604
                                                                               ------         ------        -------       -------
 Gross margin ...........................................................       1,432          1,379          3,506         3,415
                                                                               ------         ------        -------       -------
Selling, general and administrative expenses ............................         889            857          2,718         2,721
Depreciation and amortization ...........................................          81             83            317           308
Restructuring and other charges .........................................          --            186             --           186
                                                                               ------         ------        -------       -------
 Total operating expenses ...............................................         970          1,126          3,035         3,215
                                                                               ------         ------        -------       -------
Operating earnings ......................................................         462            253            471           200
Interest expense, net ...................................................          23             19            110           109
                                                                               ------         ------        -------       -------
Earnings before income taxes ............................................         439            234            361            91
Income taxes ............................................................         161             76            132            24
                                                                               ------         ------        -------       -------
Net earnings ............................................................      $  278         $  158        $   229       $    67
                                                                               ======         ======        =======       =======
Basic earnings per share ................................................      $ 1.31         $ 0.80        $  1.10       $  0.34
                                                                               ======         ======        =======       =======
Diluted earnings per share ..............................................      $ 1.30         $ 0.78        $  1.09       $  0.33
                                                                               ======         ======        =======       =======
Restructuring and other charges, net of tax .............................      $   --         $  126        $    --       $   126
                                                                               ------         ------        -------       -------
Net earnings, excluding restructuring and other charges .................      $  278         $  284        $   229       $   193
                                                                               ======         ======        =======       =======
Diluted earnings per share, excluding restructuring and other charges ...      $ 1.30         $ 1.39        $  1.09       $  0.94
                                                                               ======         ======        =======       =======
Average basic shares outstanding ........................................       212.5          196.8          207.6         197.6
                                                                               ======         ======        =======       =======
Average diluted shares outstanding ......................................       214.4          203.6          209.6         206.0
                                                                               ======         ======        =======       =======
Common shares outstanding at end of period ..............................                                     212.5         196.7
                                                                                                            =======       =======

---------------
Note: We adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on February 3, 2002. Accordingly, application of the non-amortization provisions resulted in an increase in net earnings of $2 million and $8 million for the fourth quarter and the fiscal year ended February 1, 2003, respectively.

Segment Information:


                                                                               Fiscal Quarter Ended           Fiscal Year Ended
                                                                             -------------------------    -------------------------
                                                                            February 1,    February 2,    February 1,   February 2,
                                                                                2003           2002          2003           2002
                                                                            -----------    -----------    -----------   -----------
                                                                                                 (in millions)
                                                                                                  (unaudited)
Net sales
 Toys "R" Us--United States .............................................      $3,114         $3,202        $ 6,743       $ 6,877
 Toys "R" Us--International .............................................       1,069            915          2,161         1,889
 Babies "R" Us ..........................................................         381            342          1,595         1,421
 Toysrus.com(1) .........................................................         193            174            340           277
 Other(2) ...............................................................         112            126            466           555
                                                                               ------         ------        -------       -------
Total ...................................................................      $4,869         $4,759        $11,305       $11,019
                                                                               ======         ======        =======       =======
Operating earnings
 Toys "R" Us--United States .............................................      $  271         $  331        $   280       $   308
 Toys "R" Us--International .............................................         157            131            160           131
 Babies "R" Us ..........................................................          40             29            174           138
 Toysrus.com, net of minority interest(3) ...............................           3            (17)           (37)          (76)
 Other(4) ...............................................................          (9)           (35)          (106)         (115)
 Restructuring and other charges ........................................          --           (186)            --          (186)
                                                                               ------         ------        -------       -------
Operating earnings ......................................................         462            253            471           200
Interest expense, net ...................................................          23             19            110           109
                                                                               ------         ------        -------       -------
Earnings before income taxes ............................................      $  439         $  234        $   361       $    91
                                                                               ======         ======        =======       =======

---------------
(1) Includes the sales of Toysrus.com--Japan.
(2) Includes the sales of the Kids "R" Us and Geoffrey divisions.
(3) Includes the operations of Toysrus.com--Japan, net of minority interest.
(4) Includes corporate expenses, the operating results of the Kids "R" Us and Geoffrey divisions and the equity in net earnings of Toys "R" Us--Japan.

Consolidated Balance Sheet Data:


                                                                 As of
                                                       -------------------------
                                                       February 1,   February 2,
                                                          2003           2002
                                                       -----------   -----------
                                                             (in millions)
                                                              (unaudited)
Assets
Cash and cash equivalents .........................      $1,023         $  283
Restricted cash ...................................          60              0
Merchandise inventories ...........................       2,190          2,041
Other current assets ..............................         287            307
                                                         ------         ------
Total current assets ..............................       3,560          2,631
Property and equipment, net .......................       4,763          4,544
Goodwill, net .....................................         348            348
Other assets ......................................         726            553
                                                         ------         ------
    Total assets ..................................      $9,397         $8,076
                                                         ======         ======
Liabilities and Stockholders' Equity
Short-term borrowings .............................      $   --         $   --
Accounts payable ..................................         896            878
Income taxes payable ..............................         279            319
Accrued expenses and other current liabilities ....         824            738
Current portion of long-term debt .................         379             39
                                                         ------         ------
Total current liabilities .........................       2,378          1,974
Long-term debt ....................................       2,139          1,816
Other non-current liabilities .....................         837            845
Minority interest in Toysrus.com ..................          13             27
Total stockholders' equity ........................       4,030          3,414
                                                         ------         ------
    Total liabilities and stockholders' equity ....      $9,397         $8,076
                                                         ======         ======

Consolidated Cash Flow Data:


                                                      Fiscal Year Ended
                                             -----------------------------------
                                             February 1, 2003   February 2, 2002
                                             ----------------   ----------------
                                                        (in millions)
                                                         (unaudited)
Cash Flows from Operating Activities
Net earnings ............................         $  229             $   67
Depreciation and amortization ...........            317                308
Deferred income taxes ...................             99                 (6)
Restructuring and other charges .........             --                109
Other non-cash items ....................            (45)               (53)
Change in merchandise inventories .......           (100)               217
Change in accounts payable, accrued
  expenses and other liabilities.........            112               (242)
Changes in other operating assets and
  liabilities............................            (38)               104
                                                  ------             ------
Net cash from operating activities ......            574                504
                                                  ------             ------
Cash Flows from Investing Activities
Capital expenditures, net ...............           (398)              (705)
                                                  ------             ------
Cash Flows from Financing Activities
Short-term debt borrowings, net .........             --               (588)
Long-term debt borrowings ...............            548              1,214
Long-term debt repayment ................           (141)              (410)
Proceeds from issuance of common stock ..            266                 --
Increase in restricted cash .............            (60)                --
Other ...................................             --                (25)
                                                  ------             ------
Net cash from financing activities ......            613                191
                                                  ------             ------
Effect of exchange rate changes on cash
  and cash equivalents...................            (49)                18
                                                  ------             ------
Cash and Cash Equivalents
Net increase during period ..............            740                  8
Beginning of period .....................            283                275
                                                  ------             ------
End of period ...........................         $1,023             $  283
                                                  ======             ======

                            DESCRIPTION OF THE NOTES


   The following description of the terms and provision of the notes supplements the description in the accompanying prospectus of the general terms and provisions of the debt securities, to which description reference is hereby made. The accompanying prospectus contains a detailed summary of additional provisions of the notes and the indenture, dated as of May 28, 2002, between Toys "R" Us, Inc. and The Bank of New York, as trustee.

General

   The notes will mature on  , 2013.

   Interest on the notes will accrue from  , 2003, at the rate of   % per year
and will be payable semiannually in arrears on   and    of each year,
commencing  , 2003, to the persons in whose names the notes are registered at
the close of business on the   and    immediately preceding the respective
interest payment dates. If any payment is not a business day, then payment will be made on the next business day, but without any additional interest or other amount. Interest will be computed on the notes on the basis of a 360-day year of twelve 30-day months.

   The notes will be senior unsecured obligations of Toys "R" Us and will rank equal in right of payment with all existing and future unsecured and unsubordinated indebtedness of Toys "R" Us. See "Description of Debt Securities--Status of Debt Securities" in the accompanying prospectus.

   The notes will not be subject to any sinking fund.

   The notes will be represented by one or more registered securities in global form, but in certain limited circumstances may be represented by notes in definitive form. See "Description of Debt Securities--Global Debt Securities" in the accompanying prospectus. The notes will only be issued in minimum denominations of $1,000, and integral multiples thereof.

   The notes will constitute a series of debt securities to be issued under the indenture referred to above.

Optional Redemption

   We may redeem the notes, in whole at any time and in part from time to time, at our option, at a redemption price equal to the greater of:

   o 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption; and

   o the sum of the remaining scheduled payments of principal of and interest on the notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption), discounted to its present value as of the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury
     Rate, as determined by the Quotation Agent, plus     basis points, plus
     accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

   "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

   "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

   "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such

Reference Treasury Dealer Quotations, or (ii) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations.

   "Quotation Agent" means the Reference Treasury Dealer appointed by us.

   "Reference Treasury Dealer" means (i) each of                , and its
successors and three other nationally recognized investment banking firms that are Primary Treasury Dealers specified from time to time by us. However, if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by us.

   "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

   Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Covenants

   The notes will have the benefit of the covenants set forth under "Description of Debt Securities--Covenants" in the accompanying prospectus.

Events of Default

   The notes will include the events of default set forth under "Description of Debt Securities--Events of Default, Notices, and Waiver--Events of Default" in the accompanying prospectus.

Further Issues

   The notes are initially being offered in the principal amount of $300,000,000. We may from time to time, without notice to or consent of the holders of the notes, create and issue additional notes ranking equally and ratably with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such additional notes or except, in some cases, for the first payment of interest following the issue date of the additional notes) that will be consolidated and form a single series with the notes and will have the same terms as to status, redemption or otherwise as the notes.

Same-Day Settlement and Payment

   The notes will trade in the same-day funds settlement system of The Depository Trust Company, or "DTC," until maturity or unless we otherwise issue the notes in definitive form. DTC will therefore require secondary market trading activity in the notes to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes. See "Description of Debt Securities--Global Debt Securities" in the accompanying prospectus.

                                  UNDERWRITING


   Under the terms and subject to the conditions contained in a terms agreement dated the date of this prospectus supplement which incorporates by reference the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, for whom Barclays Capital Inc., Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. are acting as representatives, the following respective principal amounts of notes.

                                                                    Principal Amount
    Underwriter                                                         of Notes
    -----------                                                         --------
    Barclays Capital Inc. .......................................     $
    Credit Suisse First Boston LLC ..............................
    J.P. Morgan Securities Inc. .................................
    BNY Capital Markets, Inc. ...................................
    Banc One Capital Markets, Inc. ..............................
    The Royal Bank of Scotland plc...............................
    Salomon Smith Barney Inc. ...................................
    SG Cowen Securities Corporation..............................
    Wachovia Securities, Inc. ...................................
                                                                      ------------
       Total ....................................................     $300,000,000
                                                                      ============


   The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of the notes may be terminated.

   The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group
members at that price less a selling concession of    % of the principal
amount per note. The underwriters and selling group members may allow a
discount of    % of the principal amount per note on sales to other broker/
dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

   We estimate that our out-of-pocket expenses for this offering will be
approximately $     .

   The notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. We can give no assurances as to the liquidity of the trading market for the notes.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

   o Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

   o Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

   o Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

   o Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

   Certain of the underwriters will make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between certain of the underwriters and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from an underwriter based on the transactions it conducts through the system. Certain of the underwriters will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

   Certain of the underwriters and their affiliates have provided from time to time, and expect to provide in the future, investment banking, lending, financial advisory and other related services to us and our affiliates, for which they have received and may continue to receive customary fees and commissions. In addition, the underwriters and their affiliates are lenders under our revolving credit facilities, and an affiliate of BNY Capital Markets, Inc. is the trustee under the indenture pursuant to which we will issue the notes and under one of our other existing indentures.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

   By purchasing notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

   o the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws;

   o where required by law, that the purchaser is purchasing as principal and not as agent; and

   o the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action -- Ontario Purchasers Only

   Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

   All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

   Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.


                                 LEGAL MATTERS


   The validity of the notes offered hereby will be passed upon for us by Simpson Thacher & Bartlett, New York, New York, our counsel, and for the underwriters by Shearman & Sterling, New York, New York.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   Subject to Completion, dated April 1, 2003



PROSPECTUS



                               TOYS "R" US, INC.

                                  $800,000,000

                                DEBT SECURITIES

                                ----------------


   We may offer and sell the debt securities from time to time in one or more offerings. This prospectus provides you with a general description of the debt securities that we may offer.

   Each time that we sell debt securities we will provide a prospectus supplement to this prospectus that contains specific information about the offering and the terms of the debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any prospectus supplement before you invest in any of our debt securities.

   We may offer and sell senior unsecured debt securities under this prospectus.

   We have not yet determined whether any of the debt securities will be listed on any exchange or over-the-counter market. If we decide to seek the listing of the debt securities, the prospectus supplement relating to such debt securities will disclose the exchange or market on which the debt securities will be listed.

                                ----------------

   Investment in the debt securities involves risks. See "Risk Factors" beginning on page 5.

                                ----------------

   Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                ----------------

   The debt securities will be sold directly by us, through agents, dealers or underwriters designated from time to time, or through a combination of such methods. If our agents or any dealers or underwriters are involved in the sale of the debt securities, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in the applicable prospectus supplement.

   This prospectus may not be used to consummate sales of debt securities unless accompanied by an applicable prospectus supplement.

                                ----------------

                 The date of this prospectus is         , 2003.

                               TABLE OF CONTENTS




                                                                            Page
                                                                            ----
About This Prospectus ...................................................     2
Where You Can Find More Information .....................................     3
Incorporation of Certain Documents by Reference .........................     3
Toys "R" Us, Inc. .......................................................     4
Risk Factors ............................................................     5
Forward-Looking Statements ..............................................     8
Use of Proceeds .........................................................     8
Ratio of Earnings to Fixed Charges ......................................     9
Description of Debt Securities ..........................................    10
United States Federal Income Tax Consequences ...........................    23
Plan of Distribution ....................................................    31
Legal Matters ...........................................................    34
Experts .................................................................    34



                             ABOUT THIS PROSPECTUS

   This prospectus is part of a "shelf" registration statement that we filed with the Securities and Exchange Commission, or SEC. By using a shelf registration statement, we may sell up to $800,000,000 aggregate offering price of any combination of the debt securities described in this prospectus from time to time and in one or more offerings. This prospectus only provides you with a general description of the debt securities that we may offer. Each time we sell debt securities, we will provide a supplement to this prospectus that contains specific information about the terms of the debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before purchasing any debt securities, you should carefully read both this prospectus and any prospectus supplement, together with the additional information described under the heading "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference".


   You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these debt securities in any state or jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement or in any document incorporated by reference is accurate only as of the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

   As used in this prospectus, "Toys `R' Us," "company," "we," "us" and "our" refer to Toys "R" Us, Inc., together with its consolidated subsidiaries, unless the context otherwise indicates. However, in the "Description of Debt Securities" section in this prospectus, whenever we refer to "Toys `R' Us," "company," "us," "we" or "our," we are referring to Toys "R" Us, Inc. and not any of its subsidiaries. When we refer to "you" or "yours," we mean the holders of the applicable series of debt securities.

   Our fiscal year ends on the Saturday nearest to January 31 of each calendar year. Unless the context otherwise indicates, references to 2002, 2001 and 2000 are to our fiscal years, which are the 52 weeks ended February 1, 2003 and February 2, 2002 and the 53 weeks ended February 3, 2001, respectively. References to our last three fiscal years are to our 2002, 2001 and 2000 fiscal years.


   Toys "R" Us, Kids "R" Us, Babies "R" Us, Imaginarium and certain other brand names used in this prospectus are our registered trademarks.

   We are not incorporating by reference in this prospectus any material from our web sites. The references to our web sites are inactive textual references to the uniform resource locators (URLs) and are for your reference only.

                       WHERE YOU CAN FIND MORE INFORMATION


   We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on its public reference room. The SEC also maintains a web site that contains reports, proxy statements and other information regarding registrants, including us, that file electronically with the SEC (http://www.sec.gov). You can also inspect reports and other information that we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

   This prospectus is part of a registration statement on Form S-3 that we filed with the SEC covering sales of the debt securities. For further information concerning us and the debt securities, you should refer to the registration statement, including its exhibits. The indenture and forms of the other documents establishing the terms of the offered debt securities are filed as exhibits to the registration statement or will be filed as exhibits to a document incorporated by reference in the registration statement of which this prospectus forms a part. This prospectus summarizes material provisions of the debt securities and the indenture. Because this prospectus may not contain all the information that you may find important, you should review the full text of these documents.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate by reference" the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information.

   We incorporate by reference the following documents previously filed by us with the SEC and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to termination of the offering of the securities that we have registered under the registration statement of which this prospectus forms a part. These documents contain important information about us.

   o Annual Report on Form 10-K for the fiscal year ended February 2, 2002;

   o Quarterly Report on Form 10-Q for the quarter ended May 4, 2002;

   o Quarterly Report on Form 10-Q and Form 10-Q/A for the quarter ended August 3, 2002;

   o Quarterly Report on Form 10-Q and Form 10-Q/A for the quarter ended November 2, 2002;

   o Current Report on Form 8-K filed with the SEC on May 13, 2002;

   o Current Report on Form 8-K filed with the SEC on May 20, 2002; and

   o Current Report on Form 8-K filed with the SEC on January 21, 2003.

   Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.


   You may request a copy of these reports and other filings, other than exhibits unless those exhibits are specifically incorporated by reference into those filings, at no cost by writing to Ursula H. Moran, Vice President-Investor Relations, Toys "R" Us, Inc., 461 From Road, Paramus, New Jersey 07652, or telephoning us at (201) 262-7800.

                               TOYS "R" US, INC.


   We are one of the world's leading retailers of toys, children's apparel and baby products, based upon our consolidated net sales in 2002. As of February 1, 2003, we operated 1,595 retail stores worldwide. These stores consist of 1,051 U.S. locations comprised of 681 toy stores under the name "Toys "R" Us," 183 infant-toddler stores under the name "Babies "R" Us," 146 children's clothing stores under the name "Kids "R" Us," 37 educational specialty stores under the name "Imaginarium" and 4 "Geoffrey" stores which include products from Toys
"R" Us, Babies "R" Us and Kids "R" Us. Internationally, as of February 1,
2003, we operated 544 stores, including licensed and franchised stores. We also sell merchandise through Internet sites at www.toysrus.com, www.babiesrus.com, www.imaginarium.com and www.giftsrus.com.


   We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 461 From Road, Paramus, New Jersey 07652, and our telephone number is (201) 262-7800.

                                  RISK FACTORS


   An investment in our debt securities involves risks. You should carefully consider the risks and uncertainties described below and the other information contained or incorporated by reference in this prospectus before you decide whether to invest in our debt securities. If any of the following risks actually occurs, our business, financial condition, results of operations and liquidity could be materially adversely affected. This may affect our ability to pay interest on such debt securities or repay the principal when due, and you may lose part or all of your investment.

Our industry is highly competitive, and competitive conditions may adversely affect our revenues and overall profitability.

   Our industry is highly competitive, and our results of operations are sensitive to, and may be adversely affected by, competitive pricing, promotional pressures, additional store openings and other factors. We compete with discount and mass merchandisers, such as Wal-Mart, Kmart and Target, national and regional chains and local retailers in the market areas served by our company. Discount and mass merchandisers use aggressive pricing policies and, during the holiday season, enlarged toy selling areas to build traffic for other store departments. Competition is principally based on price, store location, advertising and promotion, product selection, quality and service. In addition, competition in the retail apparel business consists of discount and mass merchandisers, national and regional chains, and local retailers as well as Internet and catalog businesses. Kids "R" Us is vulnerable to demand and pricing shifts for apparel and to less than optimal selection as a result of these factors. Some of our competitors may have greater financial resources, lower merchandise acquisition costs and lower operating expenses than our company. If we fail to compete successfully, we could face lower net sales and be required to offer greater discounts to our customers, which could result in decreased profitability.

Our business is highly seasonal, and our financial performance depends upon the results of the fourth quarter of each fiscal year.


   Our business is highly seasonal, with net sales and earnings generally highest in the fourth quarter. During the last three fiscal years, more than 40% of our net sales and the substantial portion of our operating earnings have been generated in the fourth quarter. Our results of operations depend significantly upon the holiday selling season in the fourth quarter. If we achieve less than satisfactory net sales during the key fourth quarter, we may not be able to compensate sufficiently for lower net sales during the first three quarters of the fiscal year. In addition, our results may be affected by dates on which important holidays fall and shopping patterns relating to those holidays.


We may not retain or attract customers if we fail to implement successfully our strategy.

   We continue to implement a series of customer-oriented strategic initiatives to differentiate and strengthen our core merchandise content and service levels. We also are continuing with initiatives to reduce and optimize our operating expense structure. The success of these initiatives will depend on various factors, including the appeal of renovated store formats and new products to customers, competitive conditions and economic conditions. If we are unsuccessful at implementing some or all of our strategic initiatives, we may be unable to retain or attract customers, which could result in lower net sales and a failure to realize the benefit of the sizeable expenditures incurred for these strategic initiatives.

Our net sales may be adversely affected if we fail to respond to changes in consumer preferences in a timely manner.

   Our financial performance depends on our ability to identify, originate and define product trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. Our toy and other products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. We cannot assure you that we will be able to continue to meet changing consumer demands in the future. If we misjudge the market for our products, we may be faced with significant excess inventories for some products and missed opportunities for other products. In addition, because we place orders for products well in advance of purchases by our customers, we could experience excess inventory if our customers purchase fewer products than anticipated.

Our net sales may be affected by changes in consumer spending patterns.

   Sales of toys and other products may depend upon discretionary consumer spending, which may be affected by general economic conditions, consumer confidence and other factors beyond our control. A decline in consumer spending could, among other things, negatively affect our net sales and could also result in excess inventories, which could, in turn, lead to increased inventory financing expenses. As a result, changes in consumer spending patterns could adversely affect our profitability.

Our operations depend on the availability of adequate financing.


   We have significant liquidity and capital requirements, and we depend on our ability to generate cash flow from operations, borrow funds and issue securities in the capital markets. Although we currently retain lower-tier investment grade ratings from Standard & Poor's Ratings Group and Moody's Investors Service, Inc. (although not from a third rating agency), future rating agency actions could affect our ability to obtain financing on satisfactory terms. We currently have adequate sources of liquidity and capital resources; however, any inability on our part to have access in the future to financing when needed would have a negative effect on our results of operations and financial condition.


We depend on key vendors to supply the merchandise that we sell to our customers.

   We have over 2,000 vendor relationships through which we procure the merchandise that we offer to customers. For 2002, our top 20 vendors based on our purchase volume represented approximately 45% of the total merchandise we purchased on an annual basis. If our relationships with major vendors deteriorate or we become unable to negotiate reasonable terms to acquire merchandise from any of these vendors and then fail to obtain similar products from alternative sources, our net sales and profitability would be negatively affected.


International events could delay or prevent the delivery of products to our stores.

   A significant portion of the toys and other products sold by us is manufactured outside the United States, particularly in Asia. As a result, any event causing a disruption of imports, including the imposition of import restrictions or trade restrictions in the form of tariffs or otherwise, acts of war or international or domestic terrorism, could increase the cost and reduce the supply of products available to us, which could, in turn, negatively affect our net sales and profitability.

Economic, political and other risks associated with our international operations could adversely affect our business.

   We have operations in 29 countries outside the United States, including, among others, the United Kingdom, Canada, Germany and France. We intend to pursue opportunities that may arise in these and other countries. Net sales in foreign countries (excluding sales by licensees and franchisees) represented approximately 19% of our net sales in 2002. We are subject to the risks inherent in conducting business across national boundaries, many of which are outside our control. These risks include the following:

   o economic downturns;

   o currency exchange rate and interest rate fluctuations;

   o changes in governmental policy, including, among others, those relating to taxation;

   o international military, political and diplomatic incidents;

   o government instability;

   o nationalization of foreign assets; and

   o tariffs and governmental trade policies.

   We cannot assure you that one or more of these factors will not negatively affect our international operations and, as a result, harm our business and financial performance.

   As of the date of this prospectus, we are unable to predict the effect of the current war in Iraq on consumer spending patterns or on our net sales and profitability.

Our business operations could be disrupted if our existing and new management information systems fail to perform adequately.

   We depend upon our management information systems in the conduct of our operations. We are in the process of upgrading our inventory management, distribution and supply chain management systems and our point of sale systems, as well as other essential information technology. We have spent in excess of $100 million on systems in each of the last three fiscal years. Implementation of major new systems and enhancements to existing systems could cause disruptions in our operations. If our major management information systems fail to perform as anticipated, we could experience difficulties in replenishing inventories or in delivering toys and other products to store locations in response to customer demands. Any of these or other systems-related problems could, in turn, adversely affect our net sales and profitability.


In the event of our liquidation or reorganization, holders of debt securities will generally have a junior position to claims of creditors of our subsidiaries.

   The debt securities are obligations exclusively of Toys "R" Us and not of its subsidiaries. We are a holding company and conduct substantially all of our operations through subsidiaries. Our ability to meet our obligations under the debt securities will be dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Our right to participate as an equity holder in any distribution of assets of any subsidiary (and thus the ability of holders of the debt securities to benefit as creditors of our company from such distribution) is junior to creditors of that subsidiary, including trade creditors, debt holders, secured creditors, taxing authorities and any guarantee holders. As a result, claims of holders of the debt securities will be effectively subordinated to the existing and future creditors of our subsidiaries. In the event of our liquidation or reorganization, holders of debt securities will generally have a junior position to claims of creditors of our subsidiaries. As of February 1, 2003, Toys "R" Us, Inc. had approximately $2,340 million of outstanding indebtedness. At the same date, our subsidiaries had approximately $178 million of outstanding indebtedness and had also guaranteed approximately $342 million of outstanding indebtedness of Toys "R" Us, Inc.

   Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the debt securities or to provide us with funds for our payment obligations, whether by dividend, distribution, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

   The debt securities will not be secured so that the debt securities will be effectively subordinated to our existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness. As of February 1, 2003, we had no secured senior debt outstanding, other than mortgages and capital leases.

The debt securities will not contain certain restrictive covenants.

   Unless otherwise provided in the prospectus supplement applicable to a particular series of debt securities, the debt securities will not contain some covenants that could protect holders of debt securities from certain transactions. For example, the indenture does not contain covenants that:

   o limit the ability of us or our subsidiaries to incur additional indebtedness;

   o limit our ability to pay dividends or make distributions on, or redeem or repurchase our equity securities;

   o prevent us from selling or otherwise transferring any shares of, or securities convertible into, or options, warrants or rights to purchase shares of, voting stock of any of our subsidiaries, or prohibit any subsidiary from issuing any shares of, securities convertible into, or options, warrants or rights purchase shares of, voting stock of such subsidiary; or

   o give holders of the debt securities the right to require us to repurchase their debt securities in the event of a change of control of our company due to a takeover, recapitalization or similar restructuring, or for any other reason.

An active trading market for the debt securities may not develop.

   A trading market may not develop for any particular series of debt securities. Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be listed on any national securities exchange or automated quotation system. The liquidity of any market for any series of debt securities will depend on the number of holders of such debt securities, the interest of securities dealers in making a market in such debt securities and other factors. The price at which you will be able to sell such debt securities may be less than the price paid for them due to prevailing interest rates, the market for similar securities, general economic conditions, our performance and business prospects and other factors.



                           FORWARD-LOOKING STATEMENTS


   This prospectus, any prospectus supplement and the documents incorporated herein by reference contain certain statements that are, or may be considered to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. We generally identify these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "foresee," "will," "may" and similar words or phrases. These statements discuss, among other things, our strategy, store openings and renovations, future performance and anticipated cost savings, results of our restructuring, anticipated international development and other goals and targets. All of these forward-looking statements are subject to risks, uncertainties and assumptions. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this prospectus, any prospectus supplement or the relevant incorporated document are made only as of the date of this prospectus, the relevant prospectus supplement or the relevant incorporated document, as the case may be, and, except as required by law, we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances, new information or otherwise. Factors that could cause our actual results to differ materially include the factors that we describe in this prospectus, including under "Risk Factors," the relevant prospectus supplement and in the documents we incorporate by reference.


                                USE OF PROCEEDS

   Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the debt securities for repayment of debt and our general corporate purposes. General corporate purposes may include, in addition to the repayment of debt, working capital needs, capital expenditures, possible acquisitions and any other purposes that may be identified in any prospectus supplement. The net proceeds may be invested temporarily in investment grade securities or applied to repay short-term or revolving debt until they are used for their stated purpose.

                       RATIO OF EARNINGS TO FIXED CHARGES


   The following table presents our consolidated ratio of earnings to fixed charges for the periods indicated.



                                Fiscal Year  |  Thirty-Nine                              Fiscal Year Ended
                                   Ended     |  Weeks Ended    ---------------------------------------------------------------------
                                February 1,  |  November 2,    February 2,   February 3,    January 29,    January 30,   January 31,
                                  2003(1)    |      2002          2002           2001           2000          1999           1998
                                -----------  |  -----------    -----------   -----------    -----------    -----------   -----------
Ratio of Earnings to Fixed                   |
  Charges....................      2.26      |      --(2)         1.14           3.00           2.66          --(2)          4.19


---------------
(1) Preliminary, subject to audit of financial statements for the fiscal year ended February 1, 2003.


(2) Earnings were insufficient to cover fixed charges for the thirty-nine weeks ended November 2, 2002 by $97 million and for the fiscal year ended
    January 30, 1999 by $103 million; therefore, the ratio is less than one-to-one and is not shown.


   For purposes of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (a) earnings from continuing operations before minority interest and income taxes; (b) interest expense, including the portion of rents representative of an interest factor; (c) amortization of debt issue costs; and (d) the amount of our undistributed (income) losses of less than 50% owned companies. Fixed charges consist of interest expense, amortization of debt issue costs, and the portion of rents representative of an interest factor.

                         DESCRIPTION OF DEBT SECURITIES

   The following description discusses the general terms and provisions of the debt securities that we may offer and sell with this prospectus. The particular terms of the debt securities offered will be set forth in a prospectus supplement relating to those debt securities. The debt securities offered by this prospectus will be our senior unsecured obligations. The debt securities will be issued under the debt indenture, dated as of May 28, 2002, between us and The Bank of New York, as trustee.

   The debt securities will be governed by the indenture. The indenture gives us broad authority to set the particular terms of each series of debt securities, including the right to modify certain of the terms contained in the indenture. The particular terms of a series of debt securities and the extent, if any, to which the particular terms of the issue modify the terms of the indenture will be described in the prospectus supplement relating to the debt securities. The terms of the debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.


   The indenture contains the full legal text of the matters described in this section. Because this section is a summary, it does not describe every provision of the debt securities or the indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of terms used in the indenture. The indenture has been incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. You should read the indenture, including the defined terms, and the particular terms of the debt securities for provisions that may be important to you. Whenever we refer to defined terms or particular sections of the indenture in this prospectus or any prospectus supplement, those defined terms or sections are incorporated by reference herein or therein as applicable. You should read the prospectus supplement relating to a series of debt securities for more information about the terms of a particular series of debt securities, including variations from the terms described in this prospectus. This summary is subject to and qualified by reference to the description of the particular terms of the debt securities in the applicable prospectus supplement.


   The trustee for the debt securities will be The Bank of New York, unless otherwise provided in the applicable prospectus supplement.

   Capitalized terms used below are defined under "Covenants--Defined Terms".

General

   The indenture provides that our debt securities may be issued without limit as to aggregate principal amount, in one or more series, and in any currency or currency units, in each case as established from time to time in or under authority granted by one or more resolutions of our board of directors and set forth in an officers' certificate or as established in one or more supplemental indentures. All debt securities of one series need not be issued at the same time, and, unless otherwise provided, any series may be reopened, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series. Each time that we issue a new series of debt securities or reopen any existing series, the prospectus supplement relating to those debt securities will specify the particular amount, price and other terms of those debt securities, including the following:

   o the title of the debt securities;

   o any limit on the total principal amount of the debt securities;

   o the date or dates on which the principal of the debt securities will be payable or their manner of determination;

   o the interest rate or rates of the debt securities (which may be fixed or variable); the date or dates from which interest will accrue on the debt securities; and the interest payment dates and the regular record dates for the debt securities; or, in each case, their manner of determination;

   o if other than the principal corporate office of the trustee, the place or places where the principal of and premium, if any, and interest on the debt securities will be paid;

   o the period or periods within which (or their manner of determination), the price or prices at which (or their manner of determination), the currency or currency unit, if other than U.S. dollars, in which and the terms on which any of the debt securities may be redeemed, in whole or in part at our option;

   o the obligation, if any, we have to redeem, repay or purchase debt securities under any sinking fund, mandatory redemption or analogous provision or at the option of the holder; and the period or periods within which (or their manner of determination), the price or prices at which (or their manner of determination), the currency or currency unit, if other than U.S. dollars, in which and the terms and conditions on which the debt securities will be so redeemed, repaid or purchased in whole or in part;

   o the denomination in which the debt securities will be issued, if other than denominations of $1,000 and any whole multiple thereof, or, in the case of bearer securities, $5,000;

   o the portion of the principal amount of the debt securities that is payable on the declaration of acceleration of the maturity, if other than their principal amount (these debt securities could include original issue discount, or OID, debt securities or indexed debt securities, which are each described below);

   o the obligation, if any, we have to pay additional amounts under any debt securities held by a person who is not a U.S. person for tax payments, assessments or other governmental charges and whether we have the option to redeem the debt securities which are affected by the additional amounts instead of paying the additional amounts;

   o the form in which we will issue the debt securities, whether registered, bearer or both, and any restrictions on the exchange of one form of debt securities for another and on the offer, sale and delivery of the debt securities in either form;

   o whether the debt securities will be issuable as global securities;

   o whether the amounts of payments of principal of, premium, if any, and interest, if any, on the debt securities are to be determined with reference to an index, formula or other method, and if so, the manner in which such amounts will be determined;

   o if the debt securities are issuable in definitive form upon the satisfaction of certain conditions, the form and terms of such conditions;

   o the trustee, if other than The Bank of New York, and any paying agents, transfer agents, registrars, depositories, currency determination agents or similar agents with respect to the debt securities;

   o any additions or deletions to the terms of the debt securities with respect to the events of default or covenants governing the debt securities;

   o the currency or currency units in which payment of the principal of and premium and interest on any debt securities will be made, if other than U.S. dollars, and our or the holders' right, if any, to elect payment in a currency or currency unit other than that in which the debt securities are payable; and, if applicable, the method of establishing an exchange rate;


   o whether and to what extent the debt securities are subject to defeasance on terms different from those described under "--Defeasance of the Indenture"; and


   o any other terms of the debt securities that are not inconsistent with the indenture.

   We may issue indexed debt securities. Payments of principal of, and premium and interest on, indexed debt securities are determined with reference to the rate of exchange between the currency or currency unit in which the debt security is denominated and any other currency or currency unit specified by us, to the relationship between two or more currencies or currency units or by other similar methods or formulas specified in the prospectus supplement.

   The indenture permits us to issue debt securities which are subordinated to present and future senior indebtedness and debt securities. We do not intend to issue subordinated debt securities under this prospectus.

   The terms on which a series of debt securities may be convertible into or exchangeable for other securities of Toys "R" Us or another party will be set forth in the prospectus supplement relating to that series. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. The terms may include provisions under which the number of other securities to be received by the holders of a series of debt securities may be adjusted.

   We may also issue debt securities as original issue discount (OID) debt securities. OID debt securities bear no interest or bear interest at below-market rates and are sold at a discount below their stated principal amount. Upon acceleration of maturity, the holder of an OID debt security will be entitled to a specified amount that is less than the principal amount. If we issue OID debt securities, the prospectus supplement will contain the issue price, the rate at which interest will accrete, and the date from which such interest will accrete on the OID debt securities.

   The above list is not intended to be an exclusive list of the terms that may be applicable to any series of debt securities, and we are not limited in any respect in our ability to issue debt securities with terms different from or in addition to those described above or elsewhere in this prospectus, provided that the terms are not inconsistent with the indenture.


   The indenture does not contain restrictions on the amount of additional debt that we or our subsidiaries may incur in the future. In addition, the indenture does not contain covenants that prevent us from selling, transferring or otherwise disposing of any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of any of our subsidiaries, nor does it prohibit any subsidiary from issuing any shares of, securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of such subsidiary.

Status of Debt Securities

   The debt securities will be our senior unsecured obligations and will rank equal in right of payment with all of our existing and future unsecured and unsubordinated debt.


   The debt securities are obligations exclusively of Toys "R" Us and not of its subsidiaries. We are a holding company and conduct substantially all of our operations through subsidiaries. Our ability to meet our obligations under the debt securities will be dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Our right to participate as an equity holder in any distribution of assets of any subsidiary (and thus the ability of holders of the debt securities to benefit as creditors of our company from such distribution) is junior to creditors of that subsidiary, including trade creditors, debt holders, secured creditors, taxing authorities and any guarantee holders. As a result, claims of holders of the debt securities will be effectively subordinated to the existing and future creditors of our subsidiaries. In the event of our liquidation or reorganization, holders of debt securities will generally have a junior position to claims of creditors of our subsidiaries. As of February 1, 2003, Toys "R" Us, Inc. had approximately $2,340 million of outstanding indebtedness. At the same date, our subsidiaries had approximately $178 million of outstanding indebtedness and had also guaranteed approximately $342 million of outstanding indebtedness of Toys "R" Us, Inc.

   Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the debt securities or to provide us with funds for our payment obligations, whether by dividend, distribution, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

   The debt securities will not be secured so that the debt securities will be effectively subordinated to our existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness. As of February 1, 2003, we had no secured senior debt outstanding, other than mortgages and capital leases.


Form

   Unless otherwise indicated in the prospectus supplement, the debt securities will be issued in fully registered form, without coupons.


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
Payment


   Unless otherwise indicated in the applicable prospectus supplement, we will pay principal of and premium, if any, and interest on registered debt securities at the office of the trustee or at any other office or agency maintained by us for such purpose. We will pay installments of interest on any registered debt security to the person in whose name the registered debt security is registered on the applicable record date for these payments. We will pay principal and premium, if any, on debt securities only against surrender of these debt securities. If we issue debt securities in bearer form, the prospectus supplement will describe where and how payment will be made.


Covenants

   The indenture includes each of the material covenants discussed below.

   Limitation on Liens

   The indenture provides that we will not, and will not permit any of our Domestic Subsidiaries, directly or indirectly, to issue, assume or guarantee any debt for borrowed money if that debt is secured by any Lien upon any Principal Property of ours or of a Domestic Subsidiary or upon any shares of stock or debt of any Domestic Subsidiary, whether owned at May 28, 2002 (the date of the indenture) or thereafter acquired, without effectively securing the debt securities equally and ratably with that debt. The foregoing restriction does not apply to:

     (1) Liens on any property acquired, constructed or improved by us or any Domestic Subsidiary after May 28, 2002, which are created or assumed contemporaneously with or within three years (four years in the case of Liens on warehouses and distribution centers) after its acquisition, or completion of construction or improvement, or within six months thereafter pursuant to a firm commitment for financing arrangements entered into within that three-year period (or in the case of warehouses and distribution centers, four-year period) to secure or provide for the payment of the purchase price or cost thereof; or in addition to Liens contemplated by clauses (2) and (3) below, Liens existing on any property at the time of acquisition thereof;

     (2) Liens existing on any property, shares of stock or debt at the time of acquisition thereof from a Person merged or consolidated with or into us or a Domestic Subsidiary;

     (3) Liens on property of any Person existing at the time it becomes a Domestic Subsidiary;

     (4) Liens to secure debt of a Domestic Subsidiary owed to us or debt of us or one of our Domestic Subsidiaries owed to another Domestic Subsidiary;

     (5) Liens in favor of governmental bodies to secure partial progress, advance or other payments pursuant to any contract or statute or to secure debt incurred to finance all or any part of the purchase price or cost of constructing or improving the property subject to the Liens;

     (6)  any Lien existing on May 28, 2002; or

     (7) Liens for the sole purpose of extending, renewing or replacing debt secured by any Lien referred to in the foregoing clauses (1) to (6), inclusive; provided, however, that the principal amount of debt secured by that Lien shall not exceed the principal amount of debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to the property that secured the Lien so extended, renewed or replaced (plus improvements on such property).

   The limitation on liens shall not apply to the issuance, assumption or guarantee by us or any Domestic Subsidiary of debt secured by a Lien which would otherwise be subject to the foregoing restrictions up to an aggregate amount which, together with all other debt of ours and our Domestic Subsidiaries secured by Liens (not including Liens permitted under the foregoing exceptions) that would otherwise be subject to the foregoing restrictions and the Value of Sale and Leaseback Transactions existing at that time (other than Sale and Leaseback Transactions that, if such Sale and Leaseback Transaction had been a Lien, would have been permitted under clause (1) above and other than Sale and Leaseback Transactions as to which application of amounts have been made in accordance with clause (3) under "--Limitation on Sale and Leaseback Transactions"), does not at the time exceed the greater of 10% of Consolidated Net Tangible Assets or 15% of Consolidated Capitalization.

   The indenture does not limit the ability of our Subsidiaries that are not Domestic Subsidiaries to issue, assume or guarantee any secured debt.

   Limitation on Sale and Leaseback Transactions

   The indenture provides that we will not, and will not permit any of our Domestic Subsidiaries to, enter into any Sale and Leaseback Transaction unless the net proceeds of the Sale and Leaseback Transaction are at least equal to the sum of all costs incurred by us or any Domestic Subsidiary in connection with the acquisition of, and construction of any improvements on, the Principal Property to be leased and:

     (1) we or the Domestic Subsidiary would be entitled to incur debt secured by a Lien on the Principal Property to be leased without equally and ratably securing the debt securities, pursuant to clause
          (1) under "--Limitation on Liens;" or

     (2) we or the Domestic Subsidiary would be entitled to incur debt secured by a Lien on the Principal Property to be leased without equally and ratably securing the debt securities, pursuant to the second to last sentence under "--Limitation on Liens;" or

     (3) we or the Domestic Subsidiary shall, within 120 days of the effective date of any such arrangement (or, in the case of (ii) below, within six months thereafter pursuant to a firm purchase commitment entered into within such 120 day period) apply an amount equal to the proceeds from such Sale and Leaseback Transaction relating to such Principal Property:

          (i) to the payment or other retirement of debt incurred or assumed by us or any Subsidiary that ranks senior to or equal with the debt securities (other than debt owned by us or any Subsidiary); or

          (ii) to the purchase of other Principal Property.

   The indenture does not limit the ability of our Subsidiaries that are not Domestic Subsidiaries to enter into Sale and Leaseback Transactions.

   Merger, Consolidation or Sale or Conveyance of Assets

   The indenture provides that we may not consolidate or merge with or into any other Person or convey or transfer our properties and assets substantially as an entirety to any Person, unless:

     (1) the successor Person (if not Toys "R" Us) shall be a corporation, partnership, limited liability company or trust organized and existing under the laws of the United States, any State thereof or the District of Columbia, and shall expressly assume, by a supplemental indenture reasonably satisfactory to the trustee, the due and punctual payment of the principal of, premium, if any, and interest on the debt securities and the performance of every covenant in the indenture on our part;

     (2) immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

     (3) we shall have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that the consolidation, merger, conveyance or transfer and the supplemental indenture comply with clauses (1) and (2) above and all other conditions precedent specified in the indenture relating to the transaction have been complied with.

   In the case of any consolidation, merger, conveyance or transfer, the successor Person will succeed to and be substituted for Toys "R" Us as obligor on the debt securities, with the same effect as if it had been named in the indenture as Toys "R" Us, and we will be relieved of all obligations under the debt securities and the indenture.

   The covenant described above includes a phrase relating to the sale, assignment, conveyance, transfer or other disposition of "assets substantially as an entirety". Like the phrase "all or substantially all" of a company's assets, there is no precise, established definition of the phrase "assets substantially as an entirety" under applicable law. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering many factors, including the value of assets conveyed, the proportion of a company's income derived from the assets conveyed and the significance of those assets to the ongoing business of the company. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not the covenant described above may apply.

   Defined Terms

   "Consolidated Capitalization" means the total of all the assets appearing on the consolidated balance sheet of Toys "R" Us and its Subsidiaries, less the following: (A) current liabilities; and (B) deferred income taxes.

   "Consolidated Net Tangible Assets" means the total of all the assets appearing on the consolidated balance sheet of Toys "R" Us and its Subsidiaries, less the following: (A) current liabilities; (B) intangible assets, including without limitation, such items as goodwill, trademarks, trade names, patents and unamortized debt discount and expense carried as an asset on said balance sheet; and (C) appropriate adjustments on account of minority interests of other Persons holding stock in any of our Subsidiaries.

   "Domestic Subsidiary" means a Subsidiary formed under the laws of, or conducting its principal operations within, the United States or any State or territory thereof.

   "Lien" means any mortgage, pledge, lien, encumbrance, charge or security interest of any kind, excluding, pledges or deposits under worker's compensation, unemployment insurance or similar statutes, mechanics', workmen's or other similar liens arising in the ordinary course of business or deposits or pledges to obtain the release of any such liens, certain liens for taxes, assessments or governmental charges or levies, landlord's liens on property held under lease, easements and other liens or encumbrances similar to the foregoing.

   "Person" means an individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

   "Principal Property" means any real property or any permanent improvement thereon owned by us or any Domestic Subsidiary including, without limitation, any store, warehouse, manufacturing facility or plant.

   "Sale and Leaseback Transaction" means any arrangement with any Person providing for the leasing to us or any Domestic Subsidiary of any Principal Property (except for temporary leases for a term, including any renewal thereof, of not more than 36 months and except for leases between us and a Subsidiary or between Subsidiaries), which Principal Property has been or is to be sold or transferred by us or such Domestic Subsidiary to such Person.

   "Subsidiary" means with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding voting stock is owned, directly or indirectly, by such Person or one or more Subsidiaries of such Person (or a combination thereof). Unless otherwise specified, "Subsidiary" means a direct or indirect Subsidiary of ours.

   "Value" means, with respect to a Sale and Leaseback Transaction, as of any particular time, the amount equal to the greater of (1) the net proceeds from the sale or transfer of the property leased pursuant to such Sale and Leaseback Transaction and (2) the sum of all costs of us or any Domestic Subsidiary incurred in connection with the acquisition of such property and the construction of any improvements thereon, as determined in good faith by us or such Domestic Subsidiary at the time of entering into such Sale and Leaseback Transaction, in either case multiplied by a fraction, the numerator of which shall be equal to the number of full years of the term of the lease that is part of such Sale and Leaseback Transaction remaining at the time of determination and the denominator of which shall be equal to the number of full years of such term, without regard to any renewal or extension options contained in the lease.

   Other Covenants

   The applicable prospectus supplement will describe any other material covenants in respect of a series of debt securities. Other than our covenants included in the indenture as described above or as described in the applicable prospectus supplement, the debt securities will not have the benefit of any covenants that limit or restrict our business or operations or the incurrence of additional indebtedness by us, and there are no covenants or other provisions in the indenture providing for a put or increased interest or otherwise that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control transaction or a highly leveraged transaction.

Registration of Transfer and Exchange

   All debt securities issued upon any registration of transfer or exchange of debt securities will be valid obligations of ours, evidencing the same debt and entitled to the same rights under the indenture as the debt securities surrendered in the registration of transfer or exchange. We will not apply any service charge for the registration of transfer or exchange, but we may in some cases require payment of a sum to cover any tax or other governmental charges.

   Subject to the limitations applicable to global securities, holders of registered debt securities may present their securities for registration of transfer at the office of one or more security registrars designated and maintained by us. At your option, you may exchange your registered debt securities of any series, except a global security, for an equal principal amount of other registered debt securities of the same series having authorized denominations upon surrender to our designated agent.

   We will not be required to register the transfer of or exchange (1) any debt securities during a period of 15 days before any mailing of a notice of redemption of any securities selected for redemption or (2) any debt securities selected for redemption, in whole or in part, except the unredeemed portion of any debt securities being redeemed in part or the exchange of any bearer securities so selected for redemption for registered securities of the same series and like tenor.

   No global security may be exchanged for registered debt securities in the name of any person other than the depositary for that global security or any nominee of the depositary for that global security except in the limited circumstances described below or in the prospectus supplement relating to those debt securities. We may at any time, at our option, exchange debt securities issued as one or more global securities for an equal principal amount of debt securities of the same series in definitive registered form. In this case we will deliver to the holders new debt securities in definitive registered form in the same aggregate principal amount as the global securities being exchanged.

Global Debt Securities

   Most offered debt securities will be book-entry (global) debt securities. Upon issuance, all book-entry debt securities will be represented by one or more fully registered global debt securities, without coupons. Unless otherwise stated in the applicable prospectus supplement, each global debt security will be deposited with, or on behalf of, The Depository Trust Company, or "DTC," a securities depository, and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these debt securities.

   Purchasers of debt securities may only hold interests in the global debt securities through DTC if they are participants in the DTC system. Purchasers may also hold interests through a securities intermediary -- banks, brokerage houses and other institutions that maintain securities accounts for customers that have an account with DTC or its nominee. DTC will maintain accounts showing the debt security holdings of its participants, and these participants will in turn maintain accounts showing the debt security holdings of their customers. Some of these customers may themselves be securities intermediaries holding debt securities for their customers. Ownership of beneficial interests in book-entry debt securities will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC or its nominee with respect to participants' interests or by the participant with respect to interests of persons held by the participants on their behalf.

   The debt securities of each beneficial owner of a book-entry debt security will be evidenced solely by entries on the books of the beneficial owner's securities intermediary. The actual purchaser of the debt securities will generally not be entitled to have the debt securities represented by the global debt securities registered in its name and will not be considered the owner under the indenture. Accordingly, each beneficial owner must rely on the procedures of DTC or if such person is not a participant, on the procedures of the participant through which such person owns its interest to exercise any rights of a holder under the indenture. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder's ownership of debt securities. The book-entry system for holding debt securities eliminates the need for physical movement of certificates and is the system through which most publicly traded securities are held in the United States. However, the laws of some jurisdictions require some purchasers of debt securities to take physical delivery of their debt securities in definitive form. These laws may impair the ability to own, pledge or transfer book-entry debt securities.

   A beneficial owner of book-entry debt securities represented by a global debt security may exchange the debt securities for definitive (paper) debt securities only if:

   o DTC is unwilling or unable to continue as depositary for such global debt security or is no longer eligible to act as depositary and we do not appoint a qualified replacement for DTC within 90 days after we receive notice or become aware of this ineligibility;

   o we in our sole discretion decide to allow some or all book-entry debt securities to be exchangeable for definitive debt securities in registered form; or

   o an event of default has occurred and is continuing with respect to the debt securities of a particular series.

   Unless we indicate otherwise, any global debt security that is exchangeable will be exchangeable in whole for definitive debt securities in registered form, with the same terms and of an equal aggregate principal amount. Definitive debt securities will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the debt securities. DTC may base its written instruction upon directions that it receives from its participants.

   In this prospectus, for book-entry debt securities, references to actions taken by debt security holders will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to debt security holders will mean payments and notices of redemption to DTC as the registered holder of the debt securities for distribution to participants in accordance with DTC's procedures. All payments on the book-entry debt securities will be made to DTC or its nominee as their holder.

   DTC is a limited purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under section 17A of the Securities Exchange Act of 1934. The rules applicable to DTC and its participants are on file with the SEC.

   None of the trustee, any paying agent, any security registrar or us will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interest in the book-entry debt securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Defeasance of the Indenture

   Unless otherwise specified in the prospectus supplement, we can terminate all of our obligations under the indenture with respect to the debt securities of any series, other than the obligation to pay interest on, premium, if any, and the principal of the debt securities of such series and certain other obligations, known as "covenant defeasance," at any time by:

   o depositing money or U.S. government obligations with the trustee in an amount sufficient to pay the principal of and interest on the debt securities of such series to their maturity; and

   o complying with certain other conditions, including delivery to the trustee of an opinion of counsel to the effect that holders of debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of our covenant defeasance.

   In addition, unless otherwise specified in the prospectus supplement, we can terminate all of our obligations under the indenture with respect to the debt securities of any series, including the obligation to pay interest on, premium, if any, and the principal of the debt securities of such series, known as "legal defeasance," at any time by:

   o depositing money or U.S. government obligations with the trustee in an amount sufficient to pay the principal of and interest on the debt securities of such series to their maturity; and

   o complying with certain other conditions, including delivery to the trustee of an opinion of counsel stating that there has been a change in the federal tax law since the date of the indenture to the effect that holders of debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of our legal defeasance or the delivery to the trustee of a ruling or other formal statement or action by the Internal Revenue Service to the same effect.

Payments of Unclaimed Moneys

   Moneys deposited with the trustee or any paying agent for the payment of principal of or premium and interest on any debt security that remains unclaimed for two years will be repaid to us at our request, unless the law requires otherwise. If you want to claim any unclaimed moneys, you must look to us and not to the trustee or paying agent.

Events of Default, Notices, and Waiver

   Events of Default

   An "event of default" regarding any series of debt securities is any one of the following events:

   o default for 30 days in the payment of interest on the debt securities of that series;

   o default in payment when due of principal of, or premium, if any, on debt securities of that series or default in the deposit of any sinking fund payment when and as due by the terms of the debt securities of that series;

   o our failure to comply with any covenant or agreement in the indenture or debt security of that series for a period of 90 days after notice is provided to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the then outstanding debt securities of that series;

   o certain events of bankruptcy, insolvency and reorganization with respect to us; and

   o any other event of default of that series that is specified in the prospectus supplement.

   A default regarding a single series of debt securities will not necessarily constitute a default regarding any other series.

   Certain of our indebtedness may provide for events of default which differ from the events of default for the debt securities. In addition, the indenture permits series of debt securities to be issued that include additional or different events of default as compared with the events of default listed above.

   If an event of default for any series of debt securities occurs and is continuing (other than an event of default involving the bankruptcy, insolvency or reorganization of us), either the trustee or the holders of 25% in principal amount of the outstanding debt securities of that series may declare the principal (or, in the case of (a) OID debt securities, such lesser amount as provided in those OID debt securities or (b) indexed debt securities, the amount determined by the terms of those indexed debt securities), of all the debt securities of that series, together with any accrued interest on the debt securities, to be immediately due and payable by notice in writing to us. If it is the holders of debt securities who give notice of that declaration of acceleration to us, then they must also give notice to the trustee.

   If an event of default occurs which involves the bankruptcy, insolvency or reorganization of us, as set forth above, then all unpaid principal amounts (or, if the debt securities are (a) OID debt securities, such lesser amount as provided in those OID debt securities or (b) indexed debt securities, the amount determined by the terms of those indexed debt securities) and accrued interest on all debt securities of each series will immediately become due and payable, without any action by the trustee or any holder of debt securities. In the event that we become subject to a bankruptcy proceeding, liquidation or reorganization, the claim of a holder of an OID debt security will be limited by the bankruptcy court to the accreted value, rather than the face amount, of the OID debt security.

   In order for holders of debt securities to initiate proceedings for a remedy under the indenture, holders of 25% in principal amount of those debt securities must:

   o first give notice to the trustee as provided above;

   o request that the relevant trustee initiate a proceeding in its own name;
     and

   o offer that trustee indemnity reasonably satisfactory to it against costs and liabilities.

If the trustee still refuses for 60 days to initiate the proceeding, and no inconsistent direction has been given to the trustee by holders of a majority of the debt securities of the same series, the holders may initiate a proceeding.

   The holders of a majority in principal amount of the outstanding debt securities of a series may rescind a declaration of acceleration with respect to the debt securities of that series if all events of default, besides the failure to pay principal or interest due solely because of the declaration of acceleration, have been cured or waived.

   A judgment for money damages by courts in the United States, including a money judgment based on an obligation expressed in a foreign currency, will ordinarily be rendered only in U.S. dollars. A New York statute provides that a court shall render a judgment or decree in the foreign currency of the underlying obligation and that the judgment or decree shall be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment or decree.

   We are required under the indenture to file an officers' certificate with the trustee every year as to our compliance with all conditions and covenants in the indenture.

   Notices

   The trustee is required to give notice to holders of a series of debt securities of a default, which remains uncured, has not been waived and that is known to the trustee, within 90 days after the default has occurred. If a default occurs in the performance of any covenant in the debt securities or the indenture, other than a default in the payment of principal of and premium or interest on any of the debt securities, the trustee shall not give notice to the holders of debt securities until 90 days after the occurrence of the default. The trustee may withhold notice of a default if the trustee determines in good faith that doing so is in the interest of the holders, but may not withhold the notice in the case of a default in the payment of principal of and premium or interest on any of the debt securities or the deposit of any sinking fund payment.

   Waiver

   The holders of a majority in principal amount of the outstanding debt securities of a series may waive any past default or event of default except a default in the payment of principal of or premium or interest on the debt securities of that series or a default relating to a provision that cannot be amended without the consent of each affected holder.

Rights and Duties of the Trustee

   The holders of a majority in principal amount of outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or other power conferred on the trustee. The trustee may decline to follow that direction if it would involve the trustee in personal liability or would be illegal. During an event of default, the trustee is required to exercise the standard of care and skill that a prudent person would exercise under the circumstances in the conduct of his own affairs. The trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities unless those holders have offered to the trustee security or indemnity reasonably satisfactory to it.

   The trustee is entitled, in the absence of bad faith on its part, to rely on an officers' certificate before taking action under the indenture.

Supplemental Indentures

   Supplemental Indentures Not Requiring Consent of Holders

   Without the consent of any holders of debt securities, we and the trustee may supplement the indenture, among other things, to:

   o reflect that another Person has succeeded us and assumed our covenants and obligations under the debt securities and the indenture;

   o cure any ambiguity, inconsistency or defect in the indenture or in the debt securities, or make any other provisions or changes with respect to matters or questions arising under the indenture;

   o issue and establish the form and terms of any series of debt securities as provided in the indenture;

   o provide for any guarantee of the debt securities of any series, secure any debt securities of any series or confirm and evidence the release, termination or discharge of any such guarantee or lien securing any debt securities of any series when such release, termination or discharge is permitted by the indenture;

   o add to our covenants further covenants or surrender any right or power conferred upon us by the indenture for the benefit of the holders of debt securities and, if the covenants or the surrender of such right or power are for the benefit of less than all series of debt securities, stating which series are entitled to benefit;

   o add any additional event of default and, if the new event of default applies to fewer than all series of debt securities, stating to which series it applies;

   o change the trustee for a series of debt securities or provide for an additional trustee;

   o provide additional provisions for bearer debt securities;

   o change or eliminate any provision of the indenture, so long as no outstanding debt securities exist which are entitled to the benefit of that provision;

   o supplement any provisions of the indenture to the extent necessary to permit or facilitate the defeasance and discharge of any series of debt securities, provided that any such action will not adversely affect the interests of the holders of debt securities of that series or any other series of debt securities issued under the indenture in any material respect;

   o modify or supplement any provisions of the indenture necessary to permit the reopening of any series of debt securities;

   o modify the indenture in order to achieve or continue its qualification under the Trust Indenture Act of 1939 or as may be necessary or desirable in accordance with amendments to that Act;

   o add to the conditions, limitations and restrictions on the authorized amount, form, terms or purposes of issue, authentication and delivery of debt securities; or

   o for any other reason specified in the applicable prospectus supplement.

   Supplemental Indentures Requiring Consent of Holders

   We and the trustee, with the consent of the holders of at least a majority in principal amount of each series of the debt securities that would be affected by a modification of the indenture, may supplement the indenture or modify in any way the terms of that indenture or the rights of the holders of the debt securities. However, without the consent of each holder of all of the debt securities affected by that modification, we and the trustee may not:

   o reduce the principal of or premium, if any, on or change the stated maturity of any debt security;

   o reduce the rate of or change the time for payment of interest on any debt security or, in the case of OID debt securities, reduce the rate of accretion of the OID;

   o change any of our obligations to pay additional amounts, if any, under the indenture (except as contemplated by clause (1) under "--Merger, Consolidation or Sale or Conveyance of Assets" and permitted by the first bullet point under "--Supplemental Indentures Not Requiring Consent of Holders");

   o reduce or alter the method of computation of any amount payable upon redemption, repayment or purchase of any debt security by us, or the time when the redemption, repayment or purchase may be made;

   o make the principal or interest on any debt security payable in a currency other than the currency stated in the debt security or change the place of payment;

   o reduce the amount of principal due on an OID debt security upon acceleration of maturity or provable in bankruptcy or reduce the amount payable under the terms of an indexed debt security upon acceleration of maturity or provable in bankruptcy;

   o impair any right of repayment or purchase at the option of any holder of debt securities;

   o adversely affect the conversion rights of any holder of debt securities;

   o impair the right of any holder of debt securities to sue for payment of the principal, premium, if any, or interest on a debt security that would be due and payable at the stated maturity thereof or upon redemption;

   o reduce the percentage in principal amount of the outstanding debt securities of any series required to supplement the indenture or to waive any of its provisions; or

   o modify the foregoing except to increase any such percentage or provide that other provisions of the indenture cannot be modified or waived without the consent of the holder of each debt security affected thereby.

   A supplemental indenture which modifies or eliminates a provision intended to benefit the holders of one series of debt securities will not affect the rights under the indenture of holders of other series of debt securities.

   Waiver of Covenants

   We may omit to comply with some of our covenants and conditions set forth in the indenture if the holders of at least a majority in aggregate principal amount of the outstanding securities of each series affected by such omission waive that compliance.

Redemption

   The specific terms, if any, of any redemption of a series of debt securities will be contained in the prospectus supplement for that series. Generally, we must send notice of redemption to the holders at least 30 days but not more than 60 days prior to the redemption date. The notice will specify:

   o the redemption date;

   o the redemption price;

   o the place or places of payment;

   o the CUSIP or other identifying number of the debt securities being redeemed, if any;

   o whether the redemption is pursuant to a sinking fund;

   o that on the redemption date, interest, or, in the case of OID debt securities, original issue discount and interest, if any, will cease to accrue; and

   o if bearer debt securities are being redeemed, that those bearer debt securities must be accompanied by all coupons maturing after the redemption date or the amount of the missing coupons will be deducted from the redemption price, or indemnity must be furnished, and whether those bearer debt securities may be exchanged for registered debt securities not being redeemed.

   On or before any redemption date, we will deposit an amount of money with the trustee or with a paying agent sufficient to pay the redemption price.

   If less than all the debt securities are being redeemed, the trustee shall select the debt securities to be redeemed using a method it considers fair. From and after the redemption date, unless we default in the payment of the redemption price, the debt securities will cease to bear interest and, in the case of bearer securities, the coupons for such interest will be void.

Concerning the Trustee

   We may from time to time maintain lines of credit and have other customary banking relationships with the trustee and its affiliates. We also have agreed, pursuant to the indenture, to indemnify the trustee for certain losses, liabilities and expenses.

Governing Law

   The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES


   The following summary describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of debt securities as of the date of this prospectus. Except where noted, this summary deals only with debt securities purchased on original issue at their issue price and held as capital assets by United States holders, and does not deal with special situations. For example, this summary does not address:

   o tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, insurance companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, investors in pass-through entities or persons liable for alternative minimum tax;

   o tax consequences to persons holding debt securities as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

   o tax consequences to U.S. holders (as defined below) of debt securities whose "functional currency" is not the U.S. dollar;

   o alternative minimum tax consequences, if any; or

   o any state, local or foreign tax consequences.

   The discussion below is based upon the provisions of the Internal Revenue Code of 1986 (the Code), and regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may be changed, possibly with retroactive effect, which could result in U.S. federal income tax consequences that are different from those discussed below. The discussion set forth below also assumes that all debt securities issued under this prospectus constitute debt for U.S. federal income tax purposes. If any debt security does not constitute debt for U.S. federal income tax purposes, the tax consequences of the ownership of that debt security could differ materially from the tax consequences described herein. We will summarize any special U.S. federal income tax considerations relevant to a particular issue of debt securities in the applicable prospectus supplement.

   For the purposes of this summary, a "United States holder" means a beneficial owner of the debt securities offered in this prospectus that is:

   o a citizen or resident of the United States;

   o a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

   o an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

   o a trust if (x) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

   A "non-United States holder" means a beneficial owner of the debt securities that is not a United States holder.

   If a partnership holds the debt securities offered in this prospectus, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the offered debt securities, you should consult your tax advisors.

   If you are considering the purchase of debt securities, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you and any consequences arising under the laws of any other taxing jurisdiction.

Consequences to United States Holders

   The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a United States holder of debt securities.

   Payments of Interest

   Except as set forth below, stated interest on a debt security will generally be taxable to you as ordinary income from domestic sources at the time it is paid or accrued in accordance with your method of accounting for tax purposes.

   Original Issue Discount

   If you own debt securities issued with original issue discount (OID), you will be subject to special tax accounting rules, as described in greater detail below. In that case, you should be aware that you generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, you generally will not be required to include separately in income cash payments received on the debt securities, even if denominated as interest, to the extent those payments do not constitute qualified stated interest, as defined below. Notice will be given in the applicable prospectus supplement when we determine that a particular debt security will be an original issue discount debt security.

   Additional rules applicable to OID debt securities that are denominated in or determined by reference to a currency other than the U.S. dollar are described below under "--Foreign Currency Debt Securities".

   A debt security with an issue price that is less than the "stated redemption price at maturity" (the sum of all payments to be made on the debt security other than "qualified stated interest") generally will be issued with OID if that difference is at least 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity. The "issue price" of each debt security in a particular offering will be the first price at which a substantial amount of that particular offering is sold to the public. The term "qualified stated interest" means stated interest that is unconditionally payable in cash or in property, other than debt instruments of the issuer, provided the interest to be paid meets all of the following conditions:

   o it is payable at least once per year;

   o it is payable over the entire term of the debt security; and

   o it is payable at a single fixed rate or, subject to certain conditions, based on one or more interest indices.

   We will give you notice in the applicable prospectus supplement when we determine that a particular debt security will bear interest that is not qualified stated interest.

   If you own a debt security issued with "de minimis" OID, which is an amount of discount that is less than 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity, the debt security will not be considered to be issued with OID, and you generally must include the de minimis OID in income at the time stated principal payments on the debt securities are made in proportion to the amount of such payments. Any amount of de minimis OID that you have included in income will be treated as capital gain.

   Certain of the debt securities may contain provisions permitting them to be redeemed prior to their stated maturity at our option and/or at your option. OID debt securities containing those features may be subject to rules that differ from the general rules discussed herein. If you are considering the purchase of OID debt securities with those features, you should carefully examine the applicable prospectus supplement and should consult your own tax advisors with respect to those features since the tax consequences to you with respect to OID will depend, in part, on the particular terms and features of the debt securities.

   If you own OID debt securities with a maturity upon issuance of more than one year you generally must include OID in income in advance of the receipt of some or all of the related cash payments using the "constant yield method" described in the following paragraph. This method takes into account the

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
compounding of interest. The accruals of OID on an OID debt security will generally be less in the early years and more in the later years.

   The amount of OID that you must include in income if you are the initial United States holder of an OID debt security is the sum of the "daily portions" of OID with respect to the debt security for each day during the taxable year or portion of the taxable year in which you held that debt security (accrued OID). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. The "accrual period" for an OID debt security may be of any length and may vary in length over the term of the debt security, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of:

   o the debt security's adjusted issue price at the beginning of the accrual period multiplied by its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period, over

   o the aggregate of all qualified stated interest allocable to the accrual period.

   OID allocable to a final accrual period is the difference between the amount payable at maturity, other than a payment of qualified stated interest, and the adjusted issue price at the beginning of the final accrual period. The "adjusted issue price" of a debt security at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period, determined without regard to the amortization of any acquisition or bond premium, as described below, and reduced by any payments made on the debt security (other than qualified stated interest) on or before the first day of the accrual period. Under these rules, you will have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on debt securities held of record by persons other than corporations and other exempt holders.

   Floating rate debt securities are subject to special OID rules. In the case of an OID debt security that is a floating rate debt security, both the "yield to maturity" and "qualified stated interest" will be determined solely for purposes of calculating the accrual of OID as though the debt security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of certain floating rate debt securities, the rate that reflects the yield to maturity that is reasonably expected for the debt security. Additional rules may apply if:

   o the interest on a floating rate debt security is based on more than one interest index; or

   o the principal amount of the debt security is indexed in any manner.

   You may elect to treat all interest on any debt security as OID and calculate the amount includible in gross income under the constant yield method described above. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. You should consult with your own tax advisors about this election.

   Short-Term Debt Securities

   In the case of debt securities having a term of one year or less, all payments, including all stated interest, will be included in the stated redemption price at maturity and will not be qualified stated interest. As a result, you will generally be taxed on the discount instead of stated interest. The discount will be equal to the excess of the stated redemption price at maturity over the issue price of a short-term debt security, unless you elect to compute this discount using tax basis instead of issue price.

   In general, individual and certain other cash method United States holders of short-term debt securities are not required to include accrued discount in their income currently unless they elect to do so, but may be required to include stated interest in income as the interest is received. United States holders that report income for U.S. federal income tax purposes on the accrual method and certain other United States holders are required to accrue discount on short-term debt securities (as ordinary income) on a straight-line basis, unless an election is made to accrue the discount according to a constant yield method based on daily compounding. If you are not required, and do not elect, to include discount in income currently, any gain you realize on the sale, exchange or retirement of a short-term debt security will generally be ordinary income to you to the extent of the discount accrued by you through the date of sale, exchange or retirement. In addition, if you do not elect to currently include accrued discount in income you may be required to defer deductions for a portion of your interest expense with respect to any indebtedness attributable to the short-term debt securities.

   Market Discount

   If you purchase a debt security, other than an OID debt security, for an amount that is less than its stated redemption price at maturity, or, in the case of an OID debt security, its adjusted issue price, the amount of the difference will be treated as "market discount" for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any payment, other than qualified stated interest, on, or any gain on the sale, exchange, retirement or other disposition of, a debt security as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the debt security at the time of its payment or disposition. In addition, you may be required to defer, until the maturity of the debt security or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the debt security.

   Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the debt security, unless you elect to accrue on a constant yield method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method, in which case the rule described above regarding deferral of interest deductions will not apply.

   Acquisition Premium, Amortizable Bond Premium

   If you purchase an OID debt security for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the debt security after the purchase date other than payments of qualified stated interest, you will be considered to have purchased that debt security at an "acquisition premium". Under the acquisition premium rules, the amount of OID that you must include in gross income with respect to the debt security for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

   If you purchase a debt security (including an OID debt security) for an amount in excess of the sum of all amounts payable on the debt security after the purchase date other than qualified stated interest, you will be considered to have purchased the debt security at a "premium" and, if it is an OID debt security, you will not be required to include any OID in income. You generally may elect to amortize the premium over the remaining term of the debt security on a constant yield method as an offset to interest when includible in income under your regular accounting method. Special rules limit the amortization of premium in the case of convertible debt securities. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the debt security.

   Sale, Exchange and Retirement of Debt Securities

   Your adjusted tax basis in a debt security will, in general, be your cost for that debt security, increased by OID, market discount or any discount with respect to a short-term debt security that you previously included in income, and reduced by any amortized premium and any cash payments on the debt security other than qualified stated interest. Upon the sale, exchange, retirement or other disposition of a debt security, you will recognize gain or loss equal to the difference between the amount you realize upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued and unpaid interest, which will be treated as a payment of interest for federal income tax purposes) and the adjusted tax basis of the debt security. Except as described above with respect to certain short-term debt securities or with respect to market discount, or as described below with respect to foreign currency debt securities, that gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

   Foreign Currency Debt Securities

   Payments of Interest

   If you receive interest payments made in a foreign currency and you use the cash basis method of accounting, you will be required to include in income the U.S. dollar value of the amount received, determined by translating the foreign currency received at the "spot rate" for such foreign currency on the date such payment is received regardless of whether the payment is in fact converted into U.S. dollars. You will not recognize exchange gain or loss with respect to the receipt of such payment.

   If you use the accrual method of accounting, you may determine the amount of income recognized with respect to such interest in accordance with either of two methods. Under the first method, you will be required to include in income for each taxable year the U.S. dollar value of the interest that has accrued during such year, determined by translating such interest at the average rate of exchange for the period or periods during which such interest accrued.
Under the second method, you may elect to translate interest income at the spot rate on:

   o the last day of the accrual period;

   o the last day of the taxable year if the accrual period straddles your taxable year; or

   o the date the interest payment is received if such date is within five days of the end of the accrual period.

This election must be applied consistently to all debt instruments from year to year and may not be revoked without the consent of the Internal Revenue Service (the IRS).

   Upon receipt of an interest payment on such debt security (including, upon the sale of such debt security, the receipt of proceeds which include amounts attributable to accrued interest previously included in income), you will recognize ordinary income or loss in an amount equal to the difference between the U.S. dollar value of such payment (determined by translating the foreign currency received at the spot rate for such foreign currency on the date such payment is received) and the U.S. dollar value of the interest income you previously included in income with respect to such payment.

   Original Issue Discount

   OID on a debt security that is also a foreign currency debt security will be determined for any accrual period in the applicable foreign currency and then translated into U.S. dollars, in the same manner as interest income accrued by a holder on the accrual basis, as described above. You will recognize exchange gain or loss when OID is paid (including, upon the sale of such debt security, the receipt of proceeds which include amounts attributable to OID previously included in income) to the extent of the difference between the U.S. dollar value of such payment (determined by translating the foreign currency received at the spot rate for such foreign currency on the date such payment is received) and the U.S. dollar value of the accrued OID (determined in the same manner as for accrued interest). For these purposes, all receipts on a debt security will be viewed:

   o first, as the receipt of any stated interest payment called for under the terms of the debt security;

   o second, as the receipt of previously accrued OID (to the extent thereof), with payments considered made for the earliest accrual periods first; and

   o third, as the receipt of principal.

   Market Discount and Bond Premium

   The amount of market discount on foreign currency debt securities includible in income will generally be determined by translating the market discount determined in the foreign currency into U.S. dollars at the spot rate on the date the foreign currency debt security is retired or otherwise disposed of.
If you have elected to accrue market discount currently, then the amount which accrues is determined in the foreign currency and then translated into U.S. dollars on the basis of the average exchange rate in effect during such accrual period. You will recognize exchange gain or loss with respect to market discount which is accrued currently using the approach applicable to the accrual of interest income as described above.

   Bond premium on a foreign currency debt security will be computed in the applicable foreign currency. If you have elected to amortize the premium, the amortizable bond premium will reduce interest income in the applicable foreign currency. At the time bond premium is amortized, exchange gain or loss, which is generally ordinary gain or loss, will be realized based on the difference between spot rates at such time and the time of acquisition of the foreign currency debt security.

   If you elect not to amortize bond premium, you must translate the bond premium computed in the foreign currency into U.S. dollars at the spot rate on the maturity date and such bond premium will constitute a capital loss which may be offset or eliminated by exchange gain.

   Sale, Exchange or Retirement

   Upon the sale, exchange, retirement or other taxable disposition of a foreign currency debt security, you will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued and unpaid interest, which will be treated as a payment of interest for federal income tax purposes) and your adjusted tax basis in the foreign currency debt security. Subject to the foreign currency rules discussed below, such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

   If your foreign currency debt security is sold, exchanged or retired for an amount denominated in foreign currency, then your amount realized generally will be based on the spot rate of the foreign currency on the date of sale, exchange or retirement. If the foreign currency debt securities are traded on an established securities market and held by a cash method taxpayer, foreign currency paid or received is translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. An accrual method taxpayer may elect the same treatment with respect to the purchase and sale of foreign currency debt securities traded on an established securities market, provided that the election is applied consistently.

   Your tax basis in a foreign currency debt security generally will be your cost therefor. If you purchased a foreign currency debt security with foreign currency, your cost will be the U.S. dollar value of the foreign currency amount paid for such foreign currency debt security determined at the time of such purchase. If you purchased a foreign currency debt security with previously owned foreign currency, you will recognize ordinary exchange gain or loss at the time of purchase attributable to the difference at the time of purchase, if any, between your tax basis in such foreign currency and the fair market value of the foreign currency debt security in U.S. dollars on the date of purchase. If the foreign currency debt securities are traded on an established securities market and held by a cash method taxpayer, foreign currency paid or received is translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. An accrual method taxpayer may elect the same treatment with respect to the purchase and sale of foreign currency debt securities traded on an established securities market.

   Upon the sale, exchange or retirement of a foreign currency debt security, you will recognize exchange gain or loss with respect to the principal amount of such foreign currency debt security. For these purposes, the principal amount of the foreign currency debt security is your purchase price for the foreign currency debt security calculated in the foreign currency on the date of purchase, and the amount of exchange gain or loss recognized is equal to the difference between (i) the U.S. dollar value of the principal amount determined on the date of the sale, exchange, retirement or other disposition of the foreign currency debt security and (ii) the U.S. dollar value of the principal amount determined on the date you purchased the foreign currency debt security. Such gain or loss will be treated as ordinary income or loss and generally will be U.S. source gain or loss. The realization of such gain or loss will be limited to the amount of overall gain or loss realized on the disposition of a foreign currency debt security.

   Exchange Gain or Loss with Respect to Foreign Currency

   Your tax basis in the foreign currency received as interest on a foreign currency debt security will be the U.S. dollar value thereof at the spot rate in effect on the date the foreign currency is received. Your tax basis in foreign currency received on the sale, exchange or retirement of a foreign currency debt security will be equal to the U.S. dollar value of the foreign currency, determined at the time of the sale, exchange or retirement, or, if the foreign currency debt securities are traded on an established securities market, the spot rate of exchange on the settlement date, in the case of a cash basis United States holder or an electing accrual basis United States holder as described above.

   Any gain or loss recognized by you on a sale, exchange or other disposition of the foreign currency will be ordinary income or loss and generally will be U.S. source gain or loss.

   Dual Currency Debt Securities

   If so specified in an applicable prospectus supplement relating to a foreign currency debt security, we may have the option to make all payments of principal and interest scheduled after the exercise of such option in a currency other than the specified currency. The U.S. federal income tax treatment of dual currency debt securities is uncertain. U.S. Treasury regulations currently in effect do not address the tax treatment of dual currency debt securities.

   An IRS announcement states that the IRS is considering issuing proposed regulations that would:

   o apply the principles contained in regulations governing contingent debt instruments to dual currency debt securities in the "predominant currency" of the dual currency debt securities; and

   o apply the rules discussed above with respect to foreign currency debt securities with OID for the translation of interest and principal into U.S. dollars.

   The IRS states that these concepts are still under consideration. Persons considering the purchase of dual currency debt securities should carefully examine the applicable prospectus supplement and should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of such debt securities.

   If we exercise such an option, you may be considered to have exchanged your debt security denominated in the specified currency for a debt security denominated in the optional payment currency. If the exercise is treated as a deemed exchange, you will recognize gain or loss, if any, equal to the difference between your basis in the debt security denominated in the specified currency and the value of the debt security denominated in the optional payment currency. If the exercise of the option is not treated as a deemed exchange, you will not recognize gain or loss and your basis in the debt security will be unchanged.

Consequences to Non-United States Holders

   Under present U.S. federal income and estate tax law, and subject to the discussion below concerning backup withholding:

   (a) no withholding of U.S. federal income tax will be required with respect to the payment by us or any of our paying agents of principal or interest (which for purposes of this discussion includes OID) on a debt security owned by you under the "portfolio interest rule", provided that:

   o interest paid on the debt security is not effectively connected with your conduct of a trade or business in the United States;

   o you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder;

   o you are not a controlled foreign corporation that is related to us through stock ownership;

   o you are not a bank whose receipt of interest on a debt security is described in section 881(c)(3)(A) of the Code;

   o the beneficial owner satisfies the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder; and

   o such interest is not considered contingent interest under
     Section 871(h)(4)(A) of the Code and the regulations thereunder;

   (b) no withholding of U.S. federal income tax generally will be required with respect to any gain realized by you upon the sale, exchange, retirement or other disposition of a debt security; and

   (c) a debt security beneficially owned by an individual who at the time of death is a non-United States holder will not be subject to U.S. federal estate tax as a result of such individual's death, provided that any payment to you on the debt securities, including original issue discount, would be eligible for exemption from the 30% federal withholding tax under the rules described in paragraph (a) above without regard to the statement requirement described in the fifth bullet point under paragraph (a) above.


   To satisfy the requirement referred to in the fifth bullet point under paragraph (a) above, you, or a financial institution holding the debt security on your behalf, must provide, in accordance with specified procedures, a paying agent of ours with a statement to the effect that you are not a U.S. person. Currently, these requirements will be met if:


   o you provide your name and address, and certifies, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN); or

   o a financial institution holding the debt security on your behalf certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof.

The statement requirement referred to in the fifth bullet point under paragraph (a) above may also be satisfied with other documentary evidence with respect to an offshore account or through certain foreign intermediaries.

   If you cannot satisfy the requirements of the "portfolio interest" exception described in (a) above, payments of premium, if any, and interest (including
OID) made to you will be subject to a 30% withholding tax unless you provide us or our paying agent, as the case may be, with a properly executed:

   o IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

   o IRS Form W-8ECI stating that interest paid on the debt security is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

Alternative documentation may be applicable in certain situations.

   If you are engaged in a trade or business in the United States and premium, if any, or interest (including OID) on the debt security is effectively connected with the conduct of such trade or business, you, although exempt from the withholding tax discussed above (provided the certification requirements described above are satisfied), will be subject to U.S. federal income tax on such premium, interest and OID on a net income basis in the same manner as if you were a United States holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of such amount, subject to adjustments.

   Any gain realized upon the sale, exchange, retirement or other disposition of a debt security generally will not be subject to U.S. federal income tax unless:

   o such gain is effectively connected with your trade or business in the United States, if any; or

   o if you are an individual, you are present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.

   Special rules may apply to certain non-United States holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and certain expatriates, that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Information Reporting and Backup Withholding

   United States Holders

   In general, information reporting requirements will apply to payments of principal, interest, OID and premium, paid on debt securities and to the proceeds of sale of a debt security made to you (unless you are an exempt recipient such as a corporation). A backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status, or fail to report in full dividend and interest income.

   Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

   Non-United States Holders

   Information reporting will generally apply to payments of interest on the debt securities to you and the amount of tax, if any, withheld with respect to such payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

   In general, no backup withholding will be required regarding payments that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and we have received from you the certification described above under "--Consequences to Non-United States Holders" (such as an IRS Form W-8BEN).

   In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of a debt security made within the United States or conducted through certain United States-related financial intermediaries, if:

   o the payor receives the certification described above and does not have actual knowledge or reason to know that you are a United States person; or

   o you otherwise establish an exemption.

   Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.


                              PLAN OF DISTRIBUTION


   We may sell the debt securities described in this prospectus from time to time in one or more transactions as follows:

   o through underwriters or dealers;

   o through agents;

   o directly to purchasers; or

   o through a combination of the foregoing methods of sale.

   The prospectus supplement for each offering of debt securities will describe, among other things, the following:

   o the name or names of any underwriters, dealers or agents;

   o the purchase price and the proceeds to us from that sale;

   o any underwriting discounts, commissions or agents' fees and other items constituting underwriters' or agents' compensation;

   o any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

   o any securities exchanges on which the debt securities may be listed.

Underwriters

   Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase debt securities will be subject to conditions. The underwriters will be obligated to purchase all the debt securities if any are purchased.

   The applicable prospectus supplement will name any underwriter involved in a sale of debt securities. The debt securities will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of debt securities for whom they may act as agent. Underwriters may also sell debt securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

   We may authorize underwriters to solicit offers by certain types of institutions to purchase debt securities from it at the public offering price stated in the prospectus supplement required by delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell debt securities under these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

   The applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the debt securities at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids.

Agents

   We may also sell debt securities through agents designated by us from time to time. We will name any agents involved in the offer or sale of the debt securities and will list commissions payable by us to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

Direct Sales

   We may sell debt securities directly to purchasers. In this case, we may not engage underwriters or agents in the offer and sale of debt securities.

Remarketing Transactions

   We may also sell debt securities that we have purchased, redeemed or repaid or which are being remarketed on behalf of holders through one or more remarketing firms acting as principals for their own accounts or as our agents. The applicable prospectus supplement will identify any remarketing firms and describe the terms of our agreement with them and their compensation. Remarketing firms may be deemed to be underwriters of the debt securities under the Securities Act of 1933.

Indemnification

   We may indemnify underwriters, dealers or agents who participate in the distribution of debt securities against certain liabilities, including liabilities under the Securities Act of 1933, and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

Relationships with Agents, Underwriters, Dealers and Remarketing Firms

   Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

Trading Market for Debt Securities

   Unless otherwise indicated in the prospectus supplement, we will not list the debt securities on any securities exchange. Typically, the debt securities will be new issues of securities with no established trading market. Any underwriters that purchase debt securities from us may make a market in these debt securities. The underwriters will not be obligated, however, to make a market in the debt securities and may discontinue market-making at any time without notice to holders of those securities. We cannot assure you that there will be liquidity in the trading market for any debt securities.

                                 LEGAL MATTERS


   The validity of the debt securities will be passed upon for us by Simpson Thacher & Bartlett, New York, New York, our counsel. The validity of the debt securities will be passed upon for any agents or underwriters by Shearman & Sterling, New York, New York.


                                    EXPERTS

   Our financial statements as of February 2, 2002 and February 3, 2001 and for each of the fiscal years in the three-year period ended February 2, 2002 incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended February 2, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                [Toys R Us Logo]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.

   The expenses in connection with the issuance and distribution of the securities being registered, other than the underwriting discounts and commissions, are as follows:


Securities and Exchange Commission registration fee .................   $ 64,720
Legal fees and expenses .............................................   $100,000
Accounting fees and expenses ........................................   $ 60,000
Rating agency fees ..................................................   $300,000
Blue sky fees and expenses ..........................................   $ 10,000
Trustee fees and expenses ...........................................   $ 35,000
Printing and delivery expenses ......................................   $100,000
Miscellaneous expenses ..............................................   $ 30,280
                                                                        --------
 Total* .............................................................   $700,000
                                                                        ========

---------------
* All of the above expenses are estimated except for the SEC registration fee.

Item 15. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any present or former director, officer, employee or agent made a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he was a director, officer, employee or agent of the corporation or was serving at the request of the corporation, against liabilities, costs and expenses actually and reasonably incurred by him in his capacity as a director or officer or arising out of such action, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. No indemnification may be provided where the director, officer, employee or agent has been adjudged by a court, after exhaustion of all appeals, to be liable to the corporation, unless a court determines that the person is entitled to such indemnity.

   Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to eliminate or limit its directors' personal liability for monetary damages to the corporation or its stockholders for breaches of their fiduciary duty as directors except for (1) a breach of the duty of loyalty,
(2) failure to act in good faith, (3) intentional misconduct or knowing violation of law, (4) willful or negligent violations of certain provisions of the Delaware General Corporation Law (Sections 174, 160 and 173) imposing certain requirements with respect to stock purchases, redemptions and dividends or (5) any transaction from which the director derived an improper personal benefit.

   The above provisions of the Delaware General Corporation Law are non-exclusive.

   Our Restated Certificate of Incorporation contains a provision eliminating the personal liability for monetary damages of our directors to the full extent permitted under the Delaware General Corporation Law.

   The Delaware General Corporation Law contains provisions setting forth conditions under which a corporation may indemnify its directors and officers. Our Restated Certificate of Incorporation provides that a director or officer who is a party to any action, suit or proceeding shall be entitled to be indemnified by us to the extent permitted by the Delaware General Corporation Law against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred by such director or officer in connection with such action, suit or proceeding.

   We have entered into indemnification agreements with certain of our executive officers and intend to enter into indemnification agreements with our directors and other executive officers in the future. Pursuant to these indemnification agreements, we have agreed to indemnify these persons against certain liabilities.

   We maintain a standard form of officers' and directors' liability insurance policy, which provides coverage to our officers and directors for certain liabilities.

   Any underwriting agreement or agency agreement with respect to an offering of securities registered hereunder will provide for indemnification of the Registrant and its officers and directors by the underwriters or agents, as the case may be, against certain liabilities, including liabilities under the Securities Act of 1933 (Act).

Item 16. Exhibits.


1.1*        Form of Underwriting Agreement.
4.1         Indenture, dated as of May 28, 2002, between the Registrant and The Bank of New York, as trustee, with respect to the debt securities (filed as Exhibit 4.14 to the Post-Effective Amendment to the Registrant's Registration
            Statement on Form S-3, No. 333-84254 filed on May 28, 2002 and incorporated herein by reference).
4.2*        Form of Fixed Rate Note.
4.3***      Form of Floating Rate Note.
5.1*        Opinion and consent of Simpson Thacher & Bartlett.
12.1*       Computation in support of ratio of earnings to fixed charges.
23.1*       Consent of Simpson Thacher & Bartlett (included in Exhibit 5.1).
23.2**      Consent of Ernst & Young LLP.
24.1*       Powers of attorney.
25.1        Form T-1 statement of eligibility and qualification of The Bank of New York under the indenture with respect to the debt securities (filed as Exhibit 25.1 to Pre-Effective Amendment No. 2 to the Registrant's Registration
            Statement on Form S-3, No. 333-84254 filed on May 13, 2002 and incorporated herein by reference).


---------------


*    Previously filed.

**   Filed herewith.

*** To be filed as an exhibit to a Current Report on Form 8-K or other report, which will be deemed to be incorporated by reference herein.

Item 17. Undertakings.

   (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;


            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;


provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


   (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new Registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.


   (d) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



   Pursuant to the requirements of the Securities Act of 1933, Toys "R" Us, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement (the "Pre-Effective Amendment") to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Paramus, State of New Jersey, on this 1st day of April, 2003.

                                            TOYS "R" US, INC.


                                            By:                 *
                                               ---------------------------------
                                               John H. Eyler, Jr.
                                               Chairman, Chief Executive Officer
                                               and President


   Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment has been signed below by the following persons in the capacities and on the dates indicated.


                                                              Date:

 *                                                            April 1, 2003
---------------------------------------------------
 John H. Eyler, Jr.
 Chairman, Chief Executive Officer and President
 (Principal Executive Officer)



 /s/ Louis Lipschitz                                          April 1, 2003
---------------------------------------------------
 Louis Lipschitz
 Executive Vice President--Chief Financial Officer
 (Principal Executive Officer)



 *                                                            April 1, 2003
---------------------------------------------------
 Dorvin D. Lively
 Senior Vice President and Corporate Controller
 (Principal Accounting Officer)



 *                                                            April 1, 2003
---------------------------------------------------
 Charles Lazarus
 Director, Chairman Emeritus



 *                                                            April 1, 2003
---------------------------------------------------
 RoAnn Costin
 Director



 *                                                            April 1, 2003
---------------------------------------------------
 Roger Farah
 Director

 *                                                            April 1, 2003
---------------------------------------------------
 Peter A. Georgescu
 Director



 *                                                            April 1, 2003
---------------------------------------------------
 Michael Goldstein
 Director



 *                                                            April 1, 2003
---------------------------------------------------
 Calvin Hill
 Director



 *                                                            April 1, 2003
---------------------------------------------------
 Nancy Karch
 Director



 *                                                            April 1, 2003
---------------------------------------------------
 Norman S. Matthews
 Director



 *                                                            April 1, 2003
---------------------------------------------------
 Arthur B. Newman
 Director

* Signed by Louis Lipschitz, as Attorney-in-Fact.

                                 EXHIBIT INDEX



1.1*          Form of Underwriting Agreement.

4.1           Indenture, dated as of May 28, 2002, between the Registrant and The Bank of New York, as trustee, with respect to the debt securities (filed as Exhibit 4.14 to the Post-Effective Amendment to the Registrant's Registration Statement on
              Form S-3, No. 333-84254 filed on May 28, 2002 and incorporated herein by reference).

4.2*          Form of Fixed Rate Note.

4.3***        Form of Floating Rate Note.

5.1*          Opinion and consent of Simpson Thacher & Bartlett.

12.1*         Computation in support of ratio of earnings to fixed charges.

23.1*         Consent of Simpson Thacher & Bartlett (included in Exhibit 5.1).

23.2**        Consent of Ernst & Young LLP.

24.1*         Powers of attorney.

25.1          Form T-1 statement of eligibility and qualification of The Bank of New York under the indenture with respect to the debt securities (filed as Exhibit 25.1 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on
              Form S-3, No. 333-84254 filed on May 13, 2002 and incorporated herein by reference).


---------------

*    Previously filed.
**   Filed herewith.
*** To be filed as an exhibit to a Current Report on Form 8-K or other report, which will be deemed to be incorporated by reference herein.